MEXICAN STOCK EXCHANGE
SIFIC / ICS
STOCK EXCHANGE CODE: ICA                                   QUARTER: 3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                     ANNEX 2
                   COMPLEMENTARY NOTES TO FINANCIAL STATEMENTS


1. Basis of presentation and consolidation

     Ica's financial statements are prepared in accordance with Mexican GAAP. certain disclosures to financial statements have been summarized with respect to audited financial statements for the year ended December 31, 2002. Consequently, the reading and analysis of financial statements must be made in combination with annual financial statements.

     Financial statements of those companies in which Ica owns (or effectively controls) more than 50% of the capital stock are included in the consolidated financial statements.

     All significant intercompany balances and transactions have been eliminated in consolidation.

2. Summary of significant accounting policies A) Accounting method for the treatment of the effects of inflation

     The consolidated financial statements of the Company recognize the effects of inflation in accordance with bulletin B-10 integrated "Recognition of the effects of inflation in financial information" (bulletin B-10), issued by the IMCP. bulletin B-10, requires the restatement of all comparative financial statements to constant mexican pesos as of the date of the most recent balance sheet presented.

     Repairs / materials inventories and cost of sales are valued at the cost of the most recent inventory acquisitions during the period, or at the oldest production cost without exceeding the net realizable value. the cost of sales is determined using the price of the most recent inventory acquisition prior to consumption date, or at the oldest production cost at the time of sale.

     Real estate inventories are restated using the specific cost method based on net replacement cost determined by independent appraisers, which is similar to the market value. based on appraisals made by independent appraisers

     Property, plant and equipment and concessioned projects are restated using the NCPI and/or the NCPI of the country of origin for foreign-sourced property, plant and equipment.

     Financing costs incurred during the construction and installation of buildings and machinery and equipment are capitalized and adjusted for inflation as measured by the NCPI. expenses for renewals and improvements, which extend useful lives, are also capitalized.

     Investments in affiliated companies are stated using the equity method which includes cost plus the company's equity in undistributed earnings (loss) after acquisitions adjusted for the effects of inflation on equity. The adjustment for the effects of inflation on equity is inherent in the equity method as the investee's financial statements are also prepared in accordance with bulletin B-10.

     B) Cash Equivalents

     Cash equivalents are stated at the lower of acquisition cost plus uncollected cash proceeds, or estimated realizable value, and consist primarily of time deposits with original maturities of ninety days or less.


     C) Accounting for construction contracts

     Construction contracts are accounted for using the percentage-of-completion method of accounting and, therefore, take into account the revenues, costs, and estimated earnings to date as contract activity progresses. revenues are recognized from contracts based on units-of-work performed and are subject to price increase clauses. changes in job performance and estimated profitability, including those arising from premiums derived from advance project conclusion, contract penalty provisions and final contract settlements, may result in revisions to revenues and are recorded in periods in which the revisions are determined.

     The timing of revenue recognized is not necessarily related to amounts billable to customers under the terms of the various contracts. management periodically evaluates the fairness of accounts receivable. additional allowances for bad debt may be created in cases of an indication of collection difficulties, and are recorded to the results of the year in which the allowances are created. The estimate for such reserve is determined based on management's best judgment in accordance with prevailing circumstances at that time.

     Contract costs include all direct labor and materials, subcontractors and other initial costs of the project and allocations of indirect costs. management periodically evaluates the fairness of estimates used to determine percentage-of-completion. if, as a result of such evaluation, it becomes apparent that estimated costs on noncompleted contracts exceed expected revenues, a provision for estimated losses is recorded in the period in which such losses are determined.

     D) Foreign currency transactions

     Foreign currency transactions are recorded at the exchange rate in effect at the date of the transaction. balances of monetary assets and liabilities are adjusted monthly at the market rate in effect. Exchange rate fluctuations are taken into income currently.

     E) Foreign currency translation of subsidiaries financial statements

     In accordance with bulletin B-15 the company's foreign subsidiaries are considered to be independent from the operations of the Company. Exchange rate differences generated by the translation of financial statements of foreign subsidiaries that are not an extension of the Company's operation are presented in stockholders' equity under the "excess (insufficiency) from restatement of stockholder's equity".

     F) Investment in concessions

     Investment in concessioned projects is amortized during the concession period. Revenues from the operation of concession projects are recognized as concession revenues.

     The concession investments to be sold or disposed of in the near future, are recognized on the estimated net realizable amount applying accepted valuation techniques like the present value of future cash flows expected, or in accordance with formal offer of the buyer.

3. Debt securities

     On March 2001 a subsidiary of ICA issued ordinary share certificates for an amount of Ps.180,000 maturing in 2016 which are payable semi-annually, starting from September 2001. Interests are payable semi-annually bearing an interest rate of Udi plus 9.5%. Balance as of September 30, 2003 is Ps. 184,595.

     During the year 2002, the Company acquired U.S. 73.1 million of convertible debentures, maturing on march 2004, bearing an annual coupon at a rate of 5%. at June 30, 2003 the outstanding amount of debt is 96.3 million dollars.

     Secured loan (collateralized by assets with a net book value of Ps.1,032,396 at December 31, 2002) maturing in May 2012 at a fixed interest rate of 14.5% for the first year and with annual increase of 0.90% to a maximum interest rate of 22.60%; payable annually as of March 2005. From January to September have done prepaid this debt by Ps. 234.0 millions; Balance as of September 30, 2003 is Ps. 949,457


     On march 2003 the Constructor Consortium of the el cajon" Hydroelectric project, which ICA owns 61%, entered into a bridge credit facility to finance the project's construction costs by US 90 millions for the financing of the first part of the constructions costs. During the months April to September 2003, the Consortium has disposed US 54 millions.. In addition, the Consortium has posted a letter of credit and will be required to post various performance bonds.

4. Contingency Liabilities

     Malla Vial in Colombia.- on November 30, 2000 an arbitration tribunal in Bogota, Colombia resolved the first arbitration claim concerning the interpretation of a contract for the refurbishment of the Malla Vial de Santa Fe de Bogota, between Ingenieros Civiles Asociados, S.A. De C.V. ("ICASA"), a subsidiary of the Company, and the capital district of Bogota (the "District"). The arbitration award found that the district was responsible for the damages suffered by ICASA derived from unforeseen and unforeseeable events not imputed to ICASA in its performance of the contract that resulted in the disruption of the economic balance of the contract. The arbitration tribunal ordered the district to reimburse ICASA for its costs. The arbitration tribunal also required the district to pay ICASA for the profit expected to be earned during the months of January to May 1999, present value.

     In its award, the arbitration tribunal offset the claims of the parties and found that the district owed ICASA a net amount of 24,216 million colombian pesos (approximately U.S. 11.1 millions). The district did not seek an appeal of the arbitration award; nor did it seek any addition to or correction of the award.

     On January 26, 2000, ICASA initiated a second arbitration proceeding against the district for damages that resulted from changes made to the design of the street network following the modification of the contract by the district which took effect on June 28, 1999 as well as for the aggressive and hostile action undertaken by the district against ICA that brought about the suspension of the works. ICASA is seeking 22,000 million colombian pesos on damages (approximately U.S. 7.7 millions). In March 2000, the district counter-claimed for 29,000 million colombian pesos, (approximately U.S. 10.1 million), based on damages allegedly caused to the district as a result of the concepts already judged in the first arbitration, the unavailability of the street network, and the deterioration of a part of the street network.

     On April 29, 2002, the arbitration panel rendered its final decision on all the claims. The arbitration panel offset the parties'claims, and awarded idu a net amonunt of 5,092,642,293 colombian pesos (approximately U.S. 1.8 million). The arbitration panel also ordered the parties to terminate their contactual relationship.

     Subsequently, in May 2002, the IDU, as a result of the arbitral decision to terminate the contract, issued a resolution that the Malla Vial contract had expired, and that ICA was obligated to pay an additional indemnification for penalties and fines as stipulated in the contract.

     In September 2002, ica submitted a complaint before the administrative tribunal against the IDU requesting payment of work executed and cost over-runs not yet paid, including any monetary adjustments. The complaint has not been reviewed by any of the arbitration tribunals. The approximate amount claimed is U.S.7.6 million. ICA is also requesting the administrative tribunal settle all accounts of parties to this contract.

     Furthermore, in November 2002, ica presented another complaint before the administrative tribunal. In this complaint, ica requested the administrative tribunal to find that the IDU'S expiration resolution of the contract as null and void, and to award ica its economic damages because, through the IDU'S actions, ICA is now unable to enter into contracts with the Colombian government for a period of five years.

     In December 2002, the IDU filed a lawsuit before the cundinamarca tribunal against us and federal insurance company, our surety in the project, seeking the execution of the performance bond. We filed a motion with the cundinamarca tribunal to stay the proceedings, claiming that the cundinamarca tribunal lacks jurisdiction over this matter. This motion is currently pending.

5.   Stockholders Equity

     A) At September 30, 2003, common stock consisted of one class of common shares at no par value,. And consist of the following:

                                               Shares         Amount
                                            ---------------------------
         Subscribed and paid share          621,561,433     Ps. 686,928
         Shares held in treasury             71,736,606          79,277
                                           ------------     -----------
                                            693,298,039     Ps. 766,205

     Fixed capital amounts to Ps. 480,713 and it is represented by 434,971,287 shares. Variable capital may not be more than ten times fixed capital.

     Of the shares held in treasury, 17,435,837 are reserved for the convertible subordinated debentures.

     B) At the Ordinary Stockholders' meeting held on April 29, 2003 the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2002; at the Ordinary Stockholders' meetings held on April 19, 2002, the stockholders agreed on the approval and application of the results of operations for the year ended December 31, 2001.

     C) At the Ordinary Stockholders' meeting held on March 31, 2000, the stockholders agreed to establish an employee stock option plan. 15,420,000 shares acquired under the company's stock repurchase plan were cancelled, by reducing authorized variable capital by a nominal amount of Ps.17,041. Also, the shareholders agreed to cancel 128,043,079 shares issued in March 1992, by reducing variable capital by a nominal amount of Ps.141,508 and by declaring a variable capital increase of five percent of the total outstanding shares (30,910,543 shares representing an amount of Ps. 34,161). This was done with the purpose of having a sufficient number of shares for the following two years, both for the purchase of shares under the new option plan and for the share bonus plan approved in 1992 designed exclusively for ICA'S management. Both plans were approved under article 16 bis 8 of the Mexican Securities Market Law.

     Based on the announcement made on April 7, 2000, shares were offered to stockholders pursuant to the exercise of their pre-emptive rights for a term of 15 natural days, ending April 22, 2000, at a quoted market price of Ps.3.75 per share (price as of March 30, 2000). Unsubscribed shares will be maintained in treasury. In case shares are partially or totally subscribed by the stockholders, the meeting authorized an additional amount of 5% in order to have sufficient shares, both for the options plan and for the shares plan above mentioned.

     Under the new option plan, ICA'S employees are able to acquire the shares in treasury at the quoted market price of the day before the grant date, which may not be lower than Ps.3.75 per share. The term for exercising the option will be 7 years. Shares obtained through options may only be sold in Mexico through the Mexican Stock Exchange, by following the Mexican Law provisions related to confidential information.

     The maximum annual amount of options for purchase of shares that may be granted may not exceed a 1.5% of the total amount of outstanding shares at December 31 of the previous year.

     The option plan will be effective for ten years and the board of directors may modify or suspend it, depending on market conditions.

     During 2002 and 2001, under this plan, options were granted to ICA'S employees to buy 8,087,866 and 9,323,417, shares at a price of Ps.3.88 and Ps.3.75 per share, respectively. At December 31, 2002, there were no available shares to grant under the plan, and no options at that date have been exercised. As of December 31, 2002 and 2001, 9,166,194 and 6,089,787 option were forfeited. The number of outstanding option at December 31, 2002 and 2001 was 17,518,252 and 12,506,796, respectively.

     D) Stockholders' equity, except restated paid-in capital and tax retained earnings, will be subject to a 35% dividend tax, at the beginning of the year 2003, the tax dividend will decrease by 1% each year until it reaches the rate of 32% in year 2005. Any income tax paid in 2002 on such distribution may be credited against future income tax payable by the company in the three fiscal years following.

     E) At September 30, 2003 shareholders equity of majority interest at historical and restated values were as follows:

                                       Historical       Restatement       Total
                                      ------------------------------------------
   Common stock                     Ps.  686,928   Ps.   864,572 Ps.  1,551,500
   Additional paid in capital          1,585,975       2,983,482      4,569,457
   Reserve for repurchase of shares    1,433,229              --      1,433,229
   Retained earnings                  (5,649,953)      1,357,901     (4,292,052)
   Insufficiency from restatement
     Of capital                               --        (288,006)      (288,006)
                                     ------------------------------------------
                                      (1,943,821)      4,917,949      2,974,128

6. Reserve for the repurchase of shares

     A reserve for repurchase of shares was created for an amount of Ps.50,000 (par value) by charging unappropriated profits. The C.N.B.V. authorized the temporary acquisition in the market of its shares for an amount of Ps.35,000.

     At the ordinary and extraordinary Stockholders meetings held on April 3, 1998 and September 17, 1998 the stockholders agreed to increase the reserve for repurchase of shares in an amount of Ps.100,000 (par value) and Ps.1,350,000 (par value), respectively, by charging unappropriated profits, to leave an amount of Ps.1,500,000 (par value).

7. Financing Cost

                                         Total     Capitalized     (income) loss
         -----------------------------------------------------------------------
         Interest expense               411,628        26,070            385,558
         Interest income                (95,212)         (368)          (94,844)
         Exchange loss (gain) net        62,084         2,270             59,814
         Gain from monetary position    (49,048)       (3,528)          (45,520)
                                       -----------------------------------------
         Total                          329,452        24,444            305,008

8. Income tax, Asset tax and Employee profit statutory profit sharing

     A) ICA incurred consolidated income tax and asset tax in proportion to the holding Company's ownership of the voting shares of its subsidiaries. as of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the holding Company owns of its subsidiaries during the year, and the tax results of the subsidiaries are consolidated at 60% of such proportion. Provisional payments of income tax and tax on assets of both the holding company and its subsidiaries, are made as if the holding Company did not file a consolidated tax return.

     B) As of September 30, 2003, Income tax, Asset tax and Employee statutory profit sharing provisions are as follows:

         Income tax:
           Current                         Ps.   1,339
           Deferred                            318,310
                                           -----------
                                           Ps. 319,649

         Employee statutory profit-sharing:
           Current                         Ps.     946
                                           -----------

     C) In accordance with Mexican tax law tax losses, restated with the NCPI, may be carried forward for a period of ten years, starting from the year they were generated.

     D) At December 31, 2002 the Company has consolidated Asset tax credits of Ps. 1,746,203, which expire from in 2006 through 2012 and tax loss carryforwards for an amount of Ps. 2,386,056, which expire from 2009 through 2012.

9. Related Party Transactions

     During the third quarter of 2003, ICA sold 60 percent of its stake in Servicios de Transportacion Aeroportuaria, S.A. de C.V. (SETA), the company that operates the Central North Airports Group in Mexico, for US$ 14.46 million to a company belonging to Bernardo Quintana, President of ICA, and members of his family. This operation enabled ICA to replace the temporary guarantees that were provided by the Quintana family in March 2003 for the El Cajon project.

     This transaction was reviewed by the Audit Committee and approved by ICA's Board of Directors, based on a fairness opinion issued by Banco Santander Mexicano. The sale was also approved by ICA's partners in SETA (Aeroports de Paris and VINCI) and the SCT, with notice to the Federal Competition Commission


10. Extraordinary items (n/a)


11. Effects at the beginning of the period for changes in accounting principles (n/a)



12. Monthly net results (historical and restated)


             Monthly net Cumulative net     Ending   Beginning  Restated monthly
Month          results       results         factor     factor     net results
--------------------------------------------------------------------------------
  2002
October .     (101,473)     (101,473)           1.03        1.00     (103,268)
November      (106,435)     (207,908)           1.02        1.00     (103,647)
December      (109,351)     (317,259)           1.02        1.00     (100,424)
  2003
January .      (20,742)     (338,001)           1.01        1.00      (21,159)
February      (156,405)     (494,406)           1.01        1.00     (159,746)
March ...      (84,862)     (579,268)           1.01        1.00      (84,277)
April ...      (17,475)     (596,743)           1.00        1.00      (17,689)
May .....      (48,124)     (644,867)           1.01        0.99      (50,875)
June ....      (19,784)     (664,651)           1.00        1.00      (16,554)
July ....      (97,244)     (761,895)           1.00        0.99      (98,230)
August ..     (163,654)     (925,549)           1.00        1.00     (163,134)
September     (302,346)   (1,227,895)           1.00        1.00     (299,061)
--------------------------------------------------------------------------------
Net results of majority interest- last twelve months                 (1,218,065)
--------------------------------------------------------------------------------

13. BUSINESS SEGMENT DATA

     For management purposes, the Company is organized into five major operating divisions, which are: civil construction, industrial construction, CPC-Rodio, real estate and housing development and infrastructure operations. The divisions are the basis on which the Company reports its primary segment information. The principal products for each of the operating segments are summarized below by the periods of nine months ended September 30, 2003 and 2002:


(SEPTEMBER 2003)

                              CIVIL  INDUSTRIAL         CPC     TOTAL   REAL STATE  INFRASTRUCTURE
      C O N C E P T       CONSTRUC.   CONSTRUC.       RODIO   CONSTRUC. AND HOUSING   OPERATIONS      OTHER      CONSOL
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
REVENUES .............    1,333,728   3,155,334   1,369,548   5,858,610     702,494     430,177     433,799   7,425,080
INTERSEGMENT REVENUES
AND OTHER.... ..... ..      197,495     110,552         245     308,292     136,400      73,392     354,182     872,266
EXTERNAL REVENUES ...     1,136,233   3,044,782   1,369,303   5,550,318     566,094     356,785      79,617   6,552,814
OPERATING LOSS (INCOME)     (60,859)    (68,576)     53,901     (75,534)     (4,967)     16,885      21,109     (42,507)
SEGMENT ASSTETS ......    2,525,320   2,370,252   1,500,886   6,396,458   2,199,825   4,992,358    (428,163) 13,160,478
CAPITAL EXPENDITURES .      323,425      22,526      21,710     367,661       6,146      23,010      12,820     409,637
DEPRECIATION AND
AMORTIZATION .........       63,371       6,973      32,746     103,090       1,351     120,909      33,262     258,612



SEPTEMBER 2002)

                              CIVIL  INDUSTRIAL         CPC     TOTAL   REAL STATE  INFRASTRUCTURE
    C O N C E P T         CONSTRUC.   CONSTRUC.       RODIO   CONSTRUC. AND HOUSING   OPERATIONS      OTHER      CONSOL
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
REVENUES .............      802,267   3,068,722   1,224,568   5,095,558     998,901     453,788     592,577   7,140,825
INTERSEGMENT REVENUES
AND OTHER.... ..... ..      132,925      65,648      42,266     240,838     347,255      66,854     422,063   1,077,010
EXTERNAL REVENUES ...       669,343   3,003,075   1,182,302   4,854,720     651,646     386,934     170,514   6,063,815
OPERATING LOSS (INCOME)    (220,748     329,258      46,830     155,340     (49,342)     18,938         252     125,188
SEGMENT ASSTETS ......    2,227,675   3,097,111   1,451,257   6,776,043   2,184,265   4,743,669   2,124,587  15,828,565
CAPITAL EXPENDITURES .       12,495       3,908      96,491     112,895         104      15,505      18,216     146,720
DEPRECIATION AND
AMORTIZATION .........       54,789      12,968      49,936     117,693      22,089      88,496      61,366     289,643


     14. Information for the Mexican Stock Exchange requested in writing on July 10, 1995

     1.-The Company has an American Depositary Receipts program (ADRs), which is effective

     2.-Organized markets with their respective countries are as follows:

       New York Stock Exchange              USA
       Mexican Stock Exchange               MEXICO
       Seaq International of the International Stock Exchange of the United
         Kingdom and the Republic of Ireland Ltd.

     3.-An only one-share series exist, incorporated to the program.

     4.-Shares ratio per ADR is 6 to 1.

     5.-Number of shares subscribed to the program and percentage from common stock at March 31, 2003 are as follows:

       Originally:  28,750,000
       Now :        11,110,800
       Percentage:       10.73%

     6.- Guardian institution or bank, for CPO'S: Banamex.

     7.- Guardian institution or bank, for ADR'S: Bank of New York.

COMISION NACIONAL BANCARIA Y DE VALORES Insurgentes Sur 1971 torre sur piso 7 Col. Guadalupe Inn 01020 Mexico, D.F. 01020

Dear Sirs:

     The undersigned, declare under protest to tell the truth that according to our respectives funtions, we have prepared the information of Empresas Ica Sociedad Controladora, S.A. de C.V. contained in the present quarter report, corresponding ended period September 30, 2003, which, to our knowledge and understanding, present fairly the financial position, furthermore, declare that we do not have knowledge of relevant information that had been failed or distorted in this quarter report, or, contains information that could induce to errors to the investors.

Sincerely





Ing . Bernardo Quintana
President





Dr. Jose Luis Guerrero Alvarez
Executive Vice President, Finance





Lic. Bernardo Sepulveda Amor
General Counsel

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing
                         RELATIONS OF SHARES INVESTMENTS
                              ANNEX 3 CONSOLIDATED

                                                                                                         TOTAL AMOUNT
                                                                                                   ----------------------
                                                                                                   (Thousands of Pesos)
                                                                                                   ----------------------
                                                                            NUMBER OF  OWNERSHIP ACQUISITION    PRESENT
            COMPANY NAME (1)                       MAIN ACTIVITIES           SHARES       (2)       COST       VALUE (3)
-------------------------------------------------------------------------------------------------------------------------
    SUBSIDIARIES
1   CONSTRUCTORAS ICA, S.A. DE C.V.                TENEDORA                62,210,364   100.00     6,221,036    3,357,904
2   ICATECH CORPORATION                            TENEDORA               265,268,609   100.00     1,918,361    1,373,250
3   CONTROL. DE OPER. DE INFRAESTRUC., SA. DE CV.  TENEDORA             9,981,085,907   100.00       998,109      746,508
4   CONTROL. DE EMP. DE VIVIENDA, S.A. DE C.V.     TENEDORA             5,521,531,690   100.00       552,153      484,245
-                                                                       -------------   ------       -------      -------
    TOTAL INVESTMENT IN SUBSIDIARIES                                                               9,689,659    5,961,907
                                                                                                   ---------    ---------


     ASSOCIATEDS
1    FIDEICOMISO BANAMEX CABO DEL SOL              INMOBILIARIA                     1    10.00             0       78,821
2    CONSORCIO INTERNACIONAL DE MEDIO AMBIENTE     CONCESIONARIA          124,194,616    50.00       124,195      292,962
3    SERVS.DE TECNOLOGIA AEROPORTUARIA, SA DE CV   ADMON DE AEROPUERTOS   165,986,000    14.90        66,395      148,856
4    FIDEICOMISO SANTA FE                          INMOBILIARIA                     1    50.00             0       15,605
5    DICOMEX                                                               44,991,000    49.99        44,991       53,498
6    CONSORCIO LOS PORTALES                        INMOBILIARIA            16,225,018    20.00        42,366       23,129
7    CIMENTACIONES MEXICANAS SA DE CV              CONSTRUCCION            31,888,000    40.00        31,888       51,289
8    OTRAS ASOCIADAS (4)(No. DE ASOC.:)                                             1     0.00             0      186,885
--------------------------------------------------------------------------------------------------------------------------
     TOTAL INVESTMENT IN ASSOCIATEDS                                                                 309,835      851,045
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     OTHER PERMANENT INVESTMENTS                                                                                3,328,277
--------------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------------
     T O T A L                                                                                                 10,141,229
==========================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                          Amortization of Credits  in Foreign Currency With National
                                                                                            Entities (Thousands Of Ps.)
                                                                          ----------------------------------------------------------
                                                    Denominated In Pesos                      Time Interval
                                       --------------------  ----------------------------------------------------------
 Type / Credit               Amortization   Rate of     Until  More Than     Current    Until     Until    Until    Until      Until
 Institution                      Date     Interest    1 Year     1 Year        Year   1 Year   2 Years  3 Years  4 Years    5 Years
------------------------------------------------------------------------------------------------------------------------------------

BANKS
UNSECURED DEBT
BANAMEX ....................   24/11/2003   5.00       25,075          0           0         0         0         0        0        0
BANAMEX ....................   16/10/2003   8.03        9,099          0           0         0         0         0        0        0
INBURSA ....................   01/01/2007  11.75        2,250      5,325           0         0         0         0        0        0
INBURSA ....................   31/10/2003  10.99        7,685          0           0         0         0         0        0        0
METROFINANCIERA ............   23/05/2004   9.25        1,756          0           0         0         0         0        0        0
METROFINANCIERA ............   28/11/2004   9.34       11,553          0           0         0         0         0        0        0
METROFINANCIERA ............   18/12/2004   9.16       17,388          0           0         0         0         0        0        0
METROFINANCIERA ............   05/05/2004   5.00       13,849          0           0         0         0         0        0        0
BANAMEX ....................   16/10/2003   8.03       90,929          0           0         0         0         0        0        0
BANAMEX ....................   17/09/2003   8.40      257,105          0           0         0         0         0        0        0
BANAMEX ....................   17/09/2003   8.34       32,452          0           0         0         0         0        0        0

WITH WARRANTY
WEST LB ....................   01/08/2007   2.50            0          0           0         0         0         0        0        0
BANAMEX HIPOTECARIO ........   30/09/2008  11.79            0     44,072           0         0         0         0        0        0
BANOBRAS UDIS ..............   30/07/2019   3.50            0     98,697           0         0         0         0        0        0
BBVA BANCOMER ..............   25/09/2008   3.60            0          0           0    26,414    26,326    26,326   26,326   26,329
BANCO GENERAL, S.A .........   31/03/2004   9.00            0          0           0         0         0         0        0        0
BANAMEX ....................   19/06/2006   8.61        3,508    336,972           0         0         0         0        0        0
BANCOMER ...................   31/03/2005   6.50       48,347     57,352           0         0         0         0        0        0
INBURSA ....................   15/05/2012  14.50        4,972    668,309           0         0   281,148         0        0        0

OTHER FINANCIAL ENTITIES
CATERPILLAR REFACCIONARIO ..   01/10/2007   3.00            0          0       6,462         0         0         0   35,148        0
HIPOTECARIA NACIONAL .......   31/12/2003  13.29        3,497          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/12/2003   8.84        3,172          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/12/2003   8.84        1,045          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/12/2003   9.16       12,755          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   13/12/2003   9.32       17,861          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/12/2003   9.32          656          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/12/2003   8.11       16,881          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   29/05/2004   5.75       20,715          0           0         0         0         0        0        0
HIPOTECARIA NACIONAL .......   31/10/2003   6.00       24,456          0           0         0         0         0        0        0
HIPOTECARIA MEX ............   31/12/2003   6.50        8,348          0           0         0         0         0        0        0
HIPO SU CASITA .............   01/05/2004   5.50       37,004          0           0         0         0         0        0        0
IFC BANCO MUNDIAL ..........   31/10/2009   4.12            0          0           0         0         0         0        0        0
LEASING DE LATINOAMERICA ...   31/08/2005   0.00            0          0           0         0         0         0        0        0
MULTICREDIT BANK ...........   31/12/2003  11.00            0          0           0         0         0         0        0        0
BANCAFE ....................   30/04/2004   7.50            0          0           0         0         0         0        0        0
BANITSMO ...................   30/05/2006   0.00            0          0           0         0         0         0        0        0
OTROS ......................                            5,880          0           0         0         0         0        0        0
                                                    --------------------------------------------------------------------------------
 TOTAL BANKS ............... ...................      678,238  1,491,875       6,462    26,414    26,326    26,326   61,474   26,329

 LISTED IN THE MEXICAN
  STOCK EXCHANGE
UNSECURED DEBT
CPOS SERIE A TUCA 01U ......   15/03/2016   9.60        9,202    175,392           0        0         0        0        0          0
CONVERTIBLE ING. BARING BROT   15/03/2004   5.00            0          0           0        0         0        0        0          0
                                                    --------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE ....... ...................        9,202    175,392           0        0         0        0        0          0
                                                    ================================================================================

                                       10

                                                                          Amortization of Credits  in Foreign Currency With National
                                                                                            Entities (Thousands Of Ps.)
                                                                          ----------------------------------------------------------
                                                    Denominated In Pesos                      Time Interval
                                                    --------------------  ----------------------------------------------------------
 Type / Credit                                          Until  More Than     Current     Until     Until     Until    Until    Until
 Institution                                           1 Year     1 Year        Year    1 Year   2 Years   3 Years  4 Years  5 Years
------------------------------------------------------------------------------------------------------------------------------------
PROVEEDORES
PROVEEDORES DE PUERTO RICO .......................          0          0           0         0         0         0        0        0
LLANTERA SAN ANTONIO .............................          0          0           0         0         0         0        0        0
CARIBBEAN PRESTRESS ..............................          0          0           0         0         0         0        0        0
CONTINENTAL LORD INC .............................          0          0           0         0         0         0        0        0
CROWN CASTLE INTER ...............................          0          0           0         0         0         0        0        0
DELTA CONSULTING ENGINEEERS ......................          0          0           0         0         0         0        0        0
EASY LIFT EQUIPMENT & SUPPLI .....................          0          0           0         0         0         0        0        0
EYSE RENTAL EQUIPMENT ............................          0          0           0         0         0         0        0        0
FREYSSINET MEXICO ................................          0          0           0         0         0         0        0        0
HORMIGONERA MAYAGUEZANA ..........................          0          0           0         0         0         0        0        0
MACCAFERRI GABIONS INC ...........................          0          0           0         0         0         0        0        0
MADERERA DONESTEVEZ ..............................          0          0           0         0         0         0        0        0
MUNOZ BONETA GONZALEZ ............................          0          0           0         0         0         0        0        0
THE BARED COMPANY OF PR INC ......................          0          0           0         0         0         0        0        0
VARIOS ...........................................          0          0           0         0         0         0        0        0
ALFHER PUERTO RICO ...............................          0          0           0         0         0         0        0        0
CIMAR INC ........................................          0          0           0         0         0         0        0        0
COMPRESORES@EQUIPOS ..............................          0          0           0         0         0         0        0        0
COREY SA DE CV ...................................          0          0           0         0         0         0        0        0
D'WATERPROOFING CORP .............................          0          0           0         0         0         0        0        0
DE DIEGO RENTAL ..................................          0          0           0         0         0         0        0        0
DIXIE SOUTHERN ...................................          0          0           0         0         0         0        0        0
EASY RENTAL EQUIPMENT ............................          0          0           0         0         0         0        0        0
EURO ESTUDIOS ....................................          0          0           0         0         0         0        0        0
EXTREME VISION ...................................          0          0           0         0         0         0        0        0
FASTEEL CORP .....................................          0          0           0         0         0         0        0        0
FERNANDO BARNES VELEZ ............................          0          0           0         0         0         0        0        0
GENERAL SUPPLIERS ................................          0          0           0         0         0         0        0        0
GRAYBAR INTERNATIONAL ............................          0          0           0         0         0         0        0        0
HORMINOGUETRA MAYAGUEZANA ........................          0          0           0         0         0         0        0        0
INDUSTRIAL LIGHTING ..............................          0          0           0         0         0         0        0        0
INTACOEQUIPMENT RENTALS ..........................          0          0           0         0         0         0        0        0
INTERTRADE CARIBE CORP ...........................          0          0           0         0         0         0        0        0
J A MALDONADO ASSOC ..............................          0          0           0         0         0         0        0        0
JOSE LUIS MERCED .................................          0          0           0         0         0         0        0        0
LA CASA DE LOSO  TORNILLOS .......................          0          0           0         0         0         0        0        0
LDG TECHNICAL SERV ...............................          0          0           0         0         0         0        0        0
LOS COLOBOS SECURITY .............................          0          0           0         0         0         0        0        0
MIGUELITO ASPHALT ................................          0          0           0         0         0         0        0        0
MULTIVENTAS Y SERVICIOS ..........................          0          0           0         0         0         0        0        0
MY FUTURE CONSTRUCTION ...........................          0          0           0         0         0         0        0        0
NATIONAL CERAMICS CORP ...........................          0          0           0         0         0         0        0        0
NORTH CITY POLICE ................................          0          0           0         0         0         0        0        0
PANEUX CORPORATION ...............................          0          0           0         0         0         0        0        0
PATENT CONSTRUCTION SYS ..........................          0          0           0         0         0         0        0        0
PRIDE ARCHITECTUAL SERV ..........................          0          0           0         0         0         0        0        0
SANTIAGO METAL ...................................          0          0           0         0         0         0        0        0
SPECIAL WELDING AND MARINE .......................          0          0           0         0         0         0        0        0
OTONE&WEBSTER ....................................          0          0           0         0         0         0        0        0
STRONGWELL .......................................          0          0           0         0         0         0        0        0
TECNO MARMOL INC .................................          0          0           0         0         0         0        0        0
THREE RRR CONSTR .................................          0          0           0         0         0         0        0        0
TICS CONSTRUCTION ................................          0          0           0         0         0         0        0        0
UNIQUE 1 .........................................          0          0           0         0         0         0        0        0
WAYNE DALTON CORP ................................          0          0           0         0         0         0        0        0
WOOD MARKET ......................................          0          0           0         0         0         0        0        0
VARIOS ...........................................          0          0           0         0         0         0        0        0
ACERO CENTRO SA DE C.V ...........................        126          0           0         0         0         0        0        0
ACERO INDUSTRIAL DE MEXICO, ......................        337          0           0         0         0         0        0        0
ACEROS SAN LUIS, S.A. DE C.V .....................      1,991          0           0         0         0         0        0        0
ACEROS TEPOTZOTLAN S.A. DE C .....................      1,567          0           0         0         0         0        0        0
ACEROS TULTITLAN, S DE R.L .......................        123          0           0         0         0         0        0        0
AGA GAS S.A. DE C.V ..............................        836          0           0         0         0         0        0        0
ARKIO DE MEXICO, S.A. DE C.V .....................        418          0           0         0         0         0        0        0
CEMENTOS APASCO ..................................        853          0           0         0         0         0        0        0
CEMEX COMERCIAL ..................................      3,106          0           0         0         0         0        0        0
CEMEX CONCRETO ...................................      6,305          0           0         0         0         0        0        0
CEMEX MEXICO .....................................      1,186          0           0         0         0         0        0        0
CENTRO FESTER URUAPAN, S.A .......................         87          0           0         0         0         0        0        0
CENTRO MODULAR DE POLIESTIRE .....................        182          0           0         0         0         0        0        0
CIA FUNDIDORA BRIGAM, S.A. D .....................        368          0           0         0         0         0        0        0
CONCRETOS APASCO .................................      2,420          0           0         0         0         0        0        0
CONCRETOS COMPRIMIDOS SAN CR .....................        759          0           0         0         0         0        0        0
CONDUCTORES MONTERREY. SA ........................        786          0           0         0         0         0        0        0
CRIBAS Y PRODUCTOS METALICOS .....................        101          0           0         0         0         0        0        0
DEKOR INTERNACIONAL ..............................        239          0           0         0         0         0        0        0
DISTELUB, S.A. DE C.V ............................         98          0           0         0         0         0        0        0
DISTRIBUIDORA DE ACERO Y FIE .....................        286          0           0         0         0         0        0        0

                                       11


                                                                          Amortization of Credits  in Foreign Currency With National
                                                                                            Entities (Thousands Of Ps.)
                                                                          ----------------------------------------------------------
                                                    Denominated In Pesos                      Time Interval
                                                    --------------------  ----------------------------------------------------------
 Type / Credit                                          Until  More Than     Current     Until     Until     Until    Until    Until
 Institution                                           1 Year     1 Year        Year    1 Year   2 Years   3 Years  4 Years  5 Years
------------------------------------------------------------------------------------------------------------------------------------
ELECTRICA SAN MIGUEL DE MEXI .....................        145          0           0         0         0         0        0        0
ESTRATEGIA EN VENTAS IND. S ......................        105          0           0         0         0         0        0        0
EUREKA, S.A. DE C.V ..............................        267          0           0         0         0         0        0        0
EXXON MOBIL MEXICO, S.A. DE ......................        106          0           0         0         0         0        0        0
FABRICACIONES INDUSTRIALES T .....................        182          0           0         0         0         0        0        0
FABRIGAS DE CHIAPAS, S.A. DE .....................        119          0           0         0         0         0        0        0
FANOSA DEL PACIFICO. S.A. DE .....................        161          0           0         0         0         0        0        0
FERRETERIA LA FRAGUA, S.A. D .....................        238          0           0         0         0         0        0        0
GAMU, S.A. DE C.V ................................         80          0           0         0         0         0        0        0
GARCIA MENDEZ MARIO ..............................         97          0           0         0         0         0        0        0
GASES Y PROTECCIONES DEL SUR .....................        191          0           0         0         0         0        0        0
GCC CEMENTO ......................................        227          0           0         0         0         0        0        0
GE SISTEMAS MEDICOS ..............................        475          0           0         0         0         0        0        0
GOMEZ SERRANO GUSTAVO ............................        101          0           0         0         0         0        0        0
GRUPO INT.DE DISENO Y FAB. D .....................        502          0           0         0         0         0        0        0
GRUPO BASTIDA CAMIONEROS, S ......................        600          0           0         0         0         0        0        0
GUSTAVO A. VARGAS CABRERA ........................        101          0           0         0         0         0        0        0
HILTI MEXICANA SA ................................        677          0           0         0         0         0        0        0
KOCH MATERIALES MEXICO, S.A ......................        352          0           0         0         0         0        0        0
LARA MARTINEZ MARIA DEL PILA .....................         95          0           0         0         0         0        0        0
LATINOAMERICANA DE CONCRETOS .....................        128          0           0         0         0         0        0        0
LINCON ELECTTRIC MEXIVANA, S .....................        107          0           0         0         0         0        0        0
LLANTERA SAN ANTONIO S.A. DE .....................        202          0           0         0         0         0        0        0
MADERAS VIVAR, S.A. DE  C.V ......................         88          0           0         0         0         0        0        0
MANGUERAS Y CONEXIONES VAZQU .....................        111          0           0         0         0         0        0        0
MAQUINAROA DIESEL, S.A. DE C .....................        119          0           0         0         0         0        0        0
MARGAY, S. A .....................................        118          0           0         0         0         0        0        0
MARTINEZ MIRANDA ARTURO ..........................         91          0           0         0         0         0        0        0
MEXICANA DE LUBRICANTES ..........................      1,063          0           0         0         0         0        0        0
MEXICANA DE PRESFUERZO ...........................        186          0           0         0         0         0        0        0
NACIONAL DE CONDUCTORES ELEC .....................        319          0           0         0         0         0        0        0
PATRICIO SORDO, S.A. DE C.V ......................        269          0           0         0         0         0        0        0
PEREZ ROSALES GUILLERMINA ........................         93          0           0         0         0         0        0        0
PERI CIMBRAS Y ANDAMIOS, S.A .....................        850          0           0         0         0         0        0        0
PLEZA ANAHUAC, S.A. DE C.V .......................        527          0           0         0         0         0        0        0
PRODUCTOS DE CONSUMO RESISTO .....................        171          0           0         0         0         0        0        0
PRODUCTOS ELECTRICOS Y FERRE .....................        112          0           0         0         0         0        0        0
RENTA DE PIPAS ...................................        259          0           0         0         0         0        0        0
REYES VARGAS JAIME ...............................        259          0           0         0         0         0        0        0
SANITARIOS, AZULEJOS Y RECUB .....................        170          0           0         0         0         0        0        0
SIKA MEXICANA, S.A. DE C.V .......................        229          0           0         0         0         0        0        0
SINDICATO DE TRABAJADORES DE .....................        133          0           0         0         0         0        0        0
SUMINIST. Y SERV. PARA LA CO .....................        296          0           0         0         0         0        0        0
TUBERIAS Y SANITARIOS DEL CE .....................        129          0           0         0         0         0        0        0
TUBOS CONECCIONES Y TANQUES, .....................        116          0           0         0         0         0        0        0
TUBOS MONTERREY, S.A. DE C.V .....................        205          0           0         0         0         0        0        0
VALSA PANEL, S.A. DE C.V .........................        164          0           0         0         0         0        0        0
VENTANAS CUPRUM, S.A. DE C.V .....................        494          0           0         0         0         0        0        0
ASFALTOS DE LA FRONTERA ..........................          0          0         155         0         0         0        0        0
ATLAS COPCO ......................................          0          0         159         0         0         0        0        0
CATERPILLAR AMERICAS CO ..........................          0          0           0         0         0         0        0        0
CORE DRIL INTERNACIONAL, S.A .....................          0          0          52         0         0         0        0        0
ELECTRICOSISTEMAS CUAUHTEMOC .....................          0          0          91         0         0         0        0        0
EQUIPOS ELECTRICOS DE BC DE ......................          0          0         521         0         0         0        0        0
EXPOMEX INC ......................................          0          0           0         0         0         0        0        0
GE SISTEMAS MEDICOS ..............................          0          0         139         0         0         0        0        0
GE SUPPLY MEXICO .................................          0          0         299         0         0         0        0        0
GENCOR INDUSTRIES, INC ...........................          0          0           0         0         0         0        0        0
GENERAC CORP .....................................          0          0           0         0         0         0        0        0
IMOCON DE MEXICO .................................          0          0          52         0         0         0        0        0
INGERSOLL RAND ...................................          0          0           0         0         0         0        0        0
MAQUINARIA DIESEL, S.A. DE C .....................          0          0         119         0         0         0        0        0
METLER TOLEDO S.A. DE C.V ........................          0          0         174         0         0         0        0        0
MEXTRAC, S. A. DE C.V ............................          0          0          99         0         0         0        0        0
OTTO MOTORES, S.A. DE C.V ........................          0          0           0         0         0         0        0        0
TAMROCK DE MEXICO ................................          0          0         556         0         0         0        0        0
TRACSA ...........................................          0          0       1,971         0         0         0        0        0
VARIOS ...........................................          0          0         279         0         0         0        0        0
TRANSFORMADORA INDUSTRIAL ........................          0          0           0         0         0         0        0        0
CARDOZE E LINDO, S.A .............................          0          0           0         0         0         0        0        0
HOJALATERIA PANAMA ...............................          0          0           0         0         0         0        0        0
MERCANTILE SHIPSTORE .............................          0          0           0         0         0         0        0        0
FIBROPAN,  INC ...................................          0          0           0         0         0         0        0        0
COMPANIA TEXACO ..................................          0          0           0         0         0         0        0        0


                                       12

                                                                          Amortization of Credits  in Foreign Currency With National
                                                                                            Entities (Thousands Of Ps.)
                                                                          ----------------------------------------------------------
                                                    Denominated In Pesos                      Time Interval
                                                    --------------------  ----------------------------------------------------------
 Type / Credit                                          Until  More Than     Current     Until     Until     Until    Until    Until
 Institution                                           1 Year     1 Year        Year    1 Year   2 Years   3 Years  4 Years  5 Years
------------------------------------------------------------------------------------------------------------------------------------
ADITIVOS, S.A ....................................          0          0           0         0         0         0        0        0
ABB DE MEXICO S.A. DE C.V ........................          0          0       6,592         0         0         0        0        0
ABB TRAFO , S.A ..................................          0          0           0         0         0         0        0        0
AISLANTES MINERALES. S.A. DE .....................        341          0         153         0         0         0        0        0
ANDAMIOS ATLAS, S.A. DE C.V ......................          0          0         398         0         0         0        0        0
BRIMSTONE INSTRUMENTATION ........................        182          0           0         0         0         0        0        0
CEMEX CONCRETOS, S.A. DE C.V .....................     13,557          0           0         0         0         0        0        0
CIA. INGERSOLL DRESSER PUMP ......................          0          0           0         0         0         0        0        0
CSJ RECUBRIMIENTOS SA DE CV ......................        227          0           0         0         0         0        0        0
COMERCIALIZADORA INDUSTRIAL ......................        280          0           0         0         0         0        0        0
COMPANIA MADERERA, S.A. DE C .....................        233          0           0         0         0         0        0        0
CONTROL COMPONENTS INC ...........................          0          0           0         0         0         0        0        0
CONSTRUSISTEMS, S.A. DE C.V ......................        247          0           0         0         0         0        0        0
COOPER, S.A. DE C.V ..............................          0          0      26,716         0         0         0        0        0
CORPAC STEEL PRODUCTS, CORP ......................          0          0           0         0         0         0        0        0
DEGREMONT ........................................          0          0       2,022         0         0         0        0        0
DELTA UNIBUS .....................................          0          0           0         0         0         0        0        0
DISTRIBUIDORA TAMEX, S.A, DE .....................        423          0       1,733         0         0         0        0        0
ELECTRICO, S.A. DE C.V ...........................          0          0         654         0         0         0        0        0
ELECTROMECANICA PROT MEX, S ......................          0          0           0         0         0         0        0        0
ELECTRONICA INDUSTRIAL MONCL .....................          0          0         565         0         0         0        0        0
FERRETERIA TICOS, S.A. DE C ......................        365          0           0         0         0         0        0        0
FLOWSERVE S.A. DE C.V ............................          0          0       1,618         0         0         0        0        0
GLEGG WATER ......................................          0          0           0         0         0         0        0        0
HAMON COOLING TOWER, INC .........................          0          0           0         0         0         0        0        0
HEATEC, INC ......................................          0          0           0         0         0         0        0        0
HEGUES ...........................................          0          0           0         0         0         0        0        0
HIBON, INC .......................................        173          0           0         0         0         0        0        0
HILTI MEXICANA, S.A. DE C.V ......................        175          0           0         0         0         0        0        0
HONEYWELL, S.A. DE C.V ...........................        571          0           0         0         0         0        0        0
IMSA, S.A. DE C.V ................................          0          0       1,394         0         0         0        0        0
INDUSTRIAL ALDAKE, S.A. DE C .....................          0          0         494         0         0         0        0        0
IMPULSORA INDUSTRIAL MONTERR .....................        739          0         284         0         0         0        0        0
IMPULSORA FERRETERA SADA, S ......................        513          0           0         0         0         0        0        0
INSTRUMENTOS SERVICE MEXICO, .....................        139          0           0         0         0         0        0        0
KREBS ENGM, S.A ..................................          0          0         324         0         0         0        0        0
LAVISA S.A. DE C.V ...............................          0          0      11,000         0         0         0        0        0
LEON WEILL S.A ...................................          0          0         874         0         0         0        0        0
MAGUER, S.A. DE C.V ..............................          0          0         220         0         0         0        0        0
MITSUBISHI .......................................          0          0           0         0         0         0        0        0
MORRIS MATERIAL HANDING ..........................          0          0           0         0         0         0        0        0
NAPKO, S.A. DE C.V ...............................        154          0           0         0         0         0        0        0
NORTHEN, S.A  DE C.V .............................          0          0       4,150         0         0         0        0        0
PLASTICOS INDUSTRIALES DE TA .....................          0          0       6,600         0         0         0        0        0
PROLEC GE INC ....................................          0          0       2,189         0         0         0        0        0
RISOUL Y CIA., S.A. DE C.V .......................          0          0         264         0         0         0        0        0
SULZER S.A. DE C.V ...............................          0          0       4,171         0         0         0        0        0
AISLANTES MINERALES, S.A. DE .....................          0          0         830         0         0         0        0        0
WORTHINTONG DE MEXICO, S.A .......................          0          0         930         0         0         0        0        0
AGA GAS, S.A. DE C.V .............................        791          0           0         0         0         0        0        0
ALFA LAVAL, S.A. DE C.V ..........................          0          0         615         0         0         0        0        0
ALPCO, S.A. DE C.V ...............................          0          0       3,350         0         0         0        0        0
ANVIL INTERNATIONAL INC ..........................          0          0           0         0         0         0        0        0
A.S.C ............................................          0          0         419         0         0         0        0        0
ATWOORD & MORRIL, Co., Inc. ......................          0          0           0         0         0         0        0        0
ATLAS COPCO, S.A. DE C.V .........................          0          0         932         0         0         0        0        0
AXIS INDUSTRIAL, S.A. DE C .......................        144          0         597         0         0         0        0        0
BRACKETT GREEN, Co. ..............................          0          0           0         0         0         0        0        0
BRAY VALVULAS DE MEXICO, S.A .....................          0          0         139         0         0         0        0        0
CALDERAS MYRGO, S.A. DE C.V ......................          0          0         660         0         0         0        0        0
CUMMINS DEXEL ....................................          0          0           0         0         0         0        0        0
CUTTLER HAMMER MEXICANA, S.A .....................          0          0         285         0         0         0        0        0
DRESSER VALVE  MEXICO, S.A .......................          0          0           0         0         0         0        0        0
DIGITALIZACION UNIFICADA .........................          0          0         240         0         0         0        0        0
ELENCO ...........................................          0          0           0         0         0         0        0        0
ELECTROFORJADOS NACIONLAES, ......................        290          0           0         0         0         0        0        0
EMERSON, INC .....................................          0          0           0         0         0         0        0        0
EQUIPOS Y MAQUINARIA DE PREC .....................          0          0         221         0         0         0        0        0
EUROELECTRICA, S.A. DE C.V .......................      1,497          0           0         0         0         0        0        0
FILVAC, INC ......................................          0          0           0         0         0         0        0        0
FLARE, S.A. DE C.V ...............................          0          0       1,856         0         0         0        0        0
FLOWSERVE SPAIN ..................................          0          0           0         0         0         0        0        0
FLUIDOS TECNICOS, S.A. DE C ......................        248          0         121         0         0         0        0        0
GOULDS, S.A. DE C.V ..............................          0          0       2,365         0         0         0        0        0
GRUAS MEXICO, S.A. DE C.V ........................          0          0       1,100         0         0         0        0        0
GRUPO LANWARE, S.A ...............................          0          0       1,977         0         0         0        0        0
GRUPO SEDESYP S.A. DE C.V ........................          0          0         368         0         0         0        0        0
IBERDROLA INFRIA Y CONSULTOR .....................          0          0       5,500         0         0         0        0        0
IESS DE MEXICO, S.A. DE C.V ......................          0          0         105         0         0         0        0        0
INDUSTRIAL MEXICANA, S.A. DE .....................          0          0         237         0         0         0        0        0
INSTRUMENT, Co. ..................................          0          0          34         0         0         0        0        0
JACOBS NEDERLAND, B.V ............................        755          0           0         0         0         0        0        0
JOSEPH LASKOWASKI ................................          0          0           0         0         0         0        0        0


                                       13

                                                                          Amortization of Credits  in Foreign Currency With National
                                                                                            Entities (Thousands Of Ps.)
                                                                          ----------------------------------------------------------
                                                    Denominated In Pesos                         Time Interval
                                                    --------------------  ----------------------------------------------------------
 Type / Credit                                          Until  More Than     Current     Until     Until     Until    Until    Until
 Institution                                           1 Year     1 Year        Year    1 Year   2 Years   3 Years  4 Years  5 Years
------------------------------------------------------------------------------------------------------------------------------------
KSB DE MEXICO, S.A. DE C.V .......................          0          0         660         0         0         0        0        0
LAMINA Y PLACA INDUSTRIAL, S .....................        936          0           0         0         0         0        0        0
LUBOSA ...........................................          0          0         600         0         0         0        0        0
MBT MEXICO, S.A. DE C.V ..........................        158          0           0         0         0         0        0        0
MERLIN BATERY ....................................          0          0           0         0         0         0        0        0
MIKATO, S.A. DE C.V ..............................        184          0           0         0         0         0        0        0
MADERERIA ALIANZA, S.A. DE C .....................        137          0           0         0         0         0        0        0
MANUFACTURERA METALMECANICA, .....................          0          0         392         0         0         0        0        0
NACIONAL DE CONDUCT. ELECTRI .....................      5,756          0           0         0         0         0        0        0
PREMIER MATERIALS INCORPORA ......................          0          0         252         0         0         0        0        0
ROGERS MACHINERY COMPANY, I ......................          0          0         660         0         0         0        0        0
R.O.T. INC .......................................          0          0           0         0         0         0        0        0
ROVASA, S.A. DE C.V ..............................        129          0           0         0         0         0        0        0
SELMEC, S.A ......................................          0          0         711         0         0         0        0        0
SQUARE D. S.A. DE C.V ............................          0          0       1,559         0         0         0        0        0
STEEL MART, S.A. DE C.V ..........................        553          0           0         0         0         0        0        0
SCHNEIDER ELECTRIC SA DE CV ......................          0          0       2,170         0         0         0        0        0
TECNOLOGOS DE GAS, S.A. DE C .....................          0          0       2,947         0         0         0        0        0
UNITHERM DE MEXICO, S.A. DE ......................          0          0       1,100         0         0         0        0        0
VALVULAS DE CALIDAD MONTERRE .....................        205          0         685         0         0         0        0        0
VIVENDI WATER SYSTEMS DE ME ......................          0          0       8,800         0         0         0        0        0
XOMOX CHIHUAHUA, S.A. DE C.V .....................          0          0         762         0         0         0        0        0
SWECOMEX S.A. DE C.V .............................          0          0       2,864         0         0         0        0        0
TECH FERRANTI PACKARD DE MEX .....................          0          0       7,410         0         0         0        0        0
TROOP Y CIA., S.A. DE C.V ........................          0          0       2,565         0         0         0        0        0
TUBE AMERICA, INC ................................     12,008          0           0         0         0         0        0        0
TUBOS DE ACERO DE MEXICO, S ......................      2,387          0       1,402         0         0         0        0        0
TYCO, S.A. DE C.V ................................          0          0       1,377         0         0         0        0        0
UNIVERSAL COMPRESSION, Co. .......................          0          0           0         0         0         0        0        0
VOLTRAN Co. ......................................          0          0         745         0         0         0        0        0
VYCMEX METRO, S.A. DE C.V ........................          0          0         279         0         0         0        0        0
W. INDUSTRIES ....................................          0          0           0         0         0         0        0        0
WALWORTH VALVULAS, S.A. DE C .....................          0          0         762         0         0         0        0        0
WESCO INTERNATIONAL,INC ..........................          0          0           0         0         0         0        0        0
WESTERN STATES CONTROLS, LLC .....................          0          0           0         0         0         0        0        0
WESTINGHOUSE, INC ................................          0          0           0         0         0         0        0        0
OTROS ............................................     14,364          0      31,470         0         0         0        0        0
HITACHI AMERICA, LTD .............................          0          0           0         0         0         0        0        0
AQUATECH INTERNATIONAL CO ........................          0          0           0         0         0         0        0        0
SERVENT TRENT SERVICES ...........................          0          0           0         0         0         0        0        0
SWECOMEX, S.A. DE C.V ............................          0          0         395         0         0         0        0        0
HIYDROCHEM INTERNATIONAL, IN .....................          0          0           0         0         0         0        0        0
OTROS ............................................          0          0           0         0         0         0        0        0
RAFYTEK ..........................................        888          0           0         0         0         0        0        0
GALAZ COMEZ MORFIN ...............................        567          0           0         0         0         0        0        0
MIB SERVICIOS ....................................        565          0           0         0         0         0        0        0
AGROPEC SN BUENAVENTURA ..........................        173          0           0         0         0         0        0        0
TELEFONOS DE MEXICO ..............................        165          0           0         0         0         0        0        0
VERSAFLEX ........................................        158          0           0         0         0         0        0        0
CONSULTORES EN SEG PRIV ..........................        144          0           0         0         0         0        0        0
SERVITEK .........................................        114          0           0         0         0         0        0        0
DICONSA ..........................................        105          0           0         0         0         0        0        0
REPRESENTACION JURIDICA ..........................        100          0           0         0         0         0        0        0
FAX MEXICO .......................................         98          0           0         0         0         0        0        0
METTLER TOLEDO ...................................         83          0           0         0         0         0        0        0
TURISMO VEMAR ....................................         77          0           0         0         0         0        0        0
FORMAS Y SISTEMAS ................................         71          0           0         0         0         0        0        0
LUZ Y FUERZA DEL CENTRO ..........................         60          0           0         0         0         0        0        0
QUALITA DE MEXICO ................................         46          0           0         0         0         0        0        0
ASESORIA Y ASISTENCIA EMPRES .....................         45          0           0         0         0         0        0        0
DIVERSOS .........................................        493          0          61         0         0         0        0        0
MAQUINARIA LIGERA EQUINTER .......................          0          0          61         0         0         0        0        0
AMECO SERVICES ...................................          0          0         238         0         0         0        0        0
BAAN MEXICO ......................................          0          0         478         0         0         0        0        0
BEREAU VERITAS ...................................          0          0          51         0         0         0        0        0
PROEVEEDORES DE RODIO Y KRON .....................          0          0           0         0         0         0        0        0
VARIOS MENORES ...................................     56,090          0      32,350         0         0         0        0        0
                                                    --------------------------------------------------------------------------------
TOTAL SUPPLIERS ..................................    152,906          0     203,768         0         0         0        0        0
OTHER CURRENT LIABILITIES
 AND OTHER CREDITS ...............................  1,895,130   (230,596)    707,105    64,515   310,025    34,919    8,743        0
                                                    --------------------------------------------------------------------------------
 TOTAL ...........................................  2,735,476  1,436,671     917,335    90,929   336,351    61,245   70,217    6,329
                                                    ================================================================================


                                                       Amortization of Credits  in Foreign Currency With Foreign
                                                                      Entities (Thousands Of Ps.)
                                                    --------------------------------------------------------------
                                                                          Time Interval
                                                    --------------------------------------------------------------
 Type / Credit               Amortization Rate of     Current      Until       Until     Until     Until     Until
 Institution                      Date    Interest       Year     1 Year     2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------
BANKS
UNSECURED DEBT
BANAMEX .................      24/11/2003   5.00            0          0           0         0         0         0
BANAMEX .................      16/10/2003   8.03            0          0           0         0         0         0
INBURSA .................      01/01/2007  11.75            0          0           0         0         0         0
INBURSA .................      31/10/2003  10.99            0          0           0         0         0         0
METROFINANCIERA .........      23/05/2004   9.25            0          0           0         0         0         0
METROFINANCIERA .........      28/11/2004   9.34            0          0           0         0         0         0
METROFINANCIERA .........      18/12/2004   9.16            0          0           0         0         0         0
METROFINANCIERA .........      05/05/2004   5.00            0          0           0         0         0         0
BANAMEX .................      16/10/2003   8.03            0          0           0         0         0         0
BANAMEX .................      17/09/2003   8.40            0          0           0         0         0         0
BANAMEX .................      17/09/2003   8.34            0          0           0         0         0         0
WITH WARRANTY
WEST LB .................      01/08/2007   2.50            0          0           0         0         0   572,439
BANAMEX HIPOTECARIO .....      30/09/2008  11.79            0          0           0         0         0         0
BANOBRAS UDIS ...........      30/07/2019   3.50            0          0           0         0         0         0
BBVA BANCOMER ...........      25/09/2008   3.60            0          0           0         0         0         0
BANCO GENERAL, S.A ......      31/03/2004   9.00       27,560          0           0         0         0         0
BANAMEX .................      19/06/2006   8.61            0          0           0         0         0         0
BANCOMER ................      31/03/2005   6.50            0          0           0         0         0         0
INBURSA .................      15/05/2012  14.50            0          0           0         0         0         0
OTHER FINANCIAL ENTITIES
CATERPILLAR REFACCIONARIO      01/10/2007   3.00            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003  13.29            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003   8.84            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003   8.84            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003   9.16            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      13/12/2003   9.32            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003   9.32            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/12/2003   8.11            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      29/05/2004   5.75            0          0           0         0         0         0
HIPOTECARIA NACIONAL ....      31/10/2003   6.00            0          0           0         0         0         0
HIPOTECARIA MEX .........      31/12/2003   6.50            0          0           0         0         0         0
HIPO SU CASITA ..........      01/05/2004   5.50            0          0           0         0         0         0
IFC BANCO MUNDIAL .......      31/10/2009   4.12       48,718     34,313      72,743    78,564    85,644   370,923
LEASING DE LATINOAMERICA       31/08/2005   0.00          141          0         191         0         0         0
MULTICREDIT BANK ........      31/12/2003  11.00       11,408      1,560           0         0         0         0
BANCAFE .................      30/04/2004   7.50            0      4,227           0         0         0         0
BANITSMO ................      30/05/2006   0.00           21         64          86        57         0         0
OTROS ...................                             143,154          0      90,903         0         0         0
------------------------------------------------------------------------------------------------------------------
 TOTAL BANKS                                          231,002     40,164     163,923    78,621    85,644   943,362

 LISTED IN THE MEXICAN
 STOCK EXCHANGE
UNSECURED DEBT
CPOS SERIE A TUCA 01U          15/03/2016   9.60            0          0           0         0         0         0
CONVERTIBLE ING. BARING BROT   15/03/2004   5.00        2,208  1,059,663           0         0         0         0
------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                    2,208  1,059,663           0         0         0         0


                                       15

                                                         Amortization of Credits  in Foreign Currency With Foreign
                                                                       Entities (Thousands Of Ps.)
                                                    --------------------------------------------------------------
                                                                              Time Interval
                                                      ------------------------------------------------------------
 Type / Credit                                        Current      Until       Until     Until     Until     Until
 Institution                                             Year     1 Year     2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------
PROVEEDORES
PROVEEDORES DE PUERTO RICO .......................          0          0           0         0         0         0
LLANTERA SAN ANTONIO .............................        275          0           0         0         0         0
CARIBBEAN PRESTRESS ..............................         44          0           0         0         0         0
CONTINENTAL LORD INC .............................        165          0           0         0         0         0
CROWN CASTLE INTER ...............................         44          0           0         0         0         0
DELTA CONSULTING ENGINEEERS ......................         88          0           0         0         0         0
EASY LIFT EQUIPMENT & SUPPLI .....................         66          0           0         0         0         0
EYSE RENTAL EQUIPMENT ............................        275          0           0         0         0         0
FREYSSINET MEXICO ................................        318          0           0         0         0         0
HORMIGONERA MAYAGUEZANA ..........................        187          0           0         0         0         0
MACCAFERRI GABIONS INC ...........................        165          0           0         0         0         0
MADERERA DONESTEVEZ ..............................        264          0           0         0         0         0
MUNOZ BONETA GONZALEZ ............................      1,230          0           0         0         0         0
THE BARED COMPANY OF PR INC ......................        516          0           0         0         0         0
VARIOS ...........................................        977          0           0         0         0         0
ALFHER PUERTO RICO ...............................        165          0           0         0         0         0
CIMAR INC ........................................      1,812          0           0         0         0         0
COMPRESORES@EQUIPOS ..............................        878          0           0         0         0         0
COREY SA DE CV ...................................        988          0           0         0         0         0
D'WATERPROOFING CORP .............................        813          0           0         0         0         0
DE DIEGO RENTAL ..................................        165          0           0         0         0         0
DIXIE SOUTHERN ...................................        176          0           0         0         0         0
EASY RENTAL EQUIPMENT ............................        351          0           0         0         0         0
EURO ESTUDIOS ....................................        417          0           0         0         0         0
EXTREME VISION ...................................        154          0           0         0         0         0
FASTEEL CORP .....................................        121          0           0         0         0         0
FERNANDO BARNES VELEZ ............................      1,263          0           0         0         0         0
GENERAL SUPPLIERS ................................        560          0           0         0         0         0
GRAYBAR INTERNATIONAL ............................        439          0           0         0         0         0
HORMINOGUETRA MAYAGUEZANA ........................        670          0           0         0         0         0
INDUSTRIAL LIGHTING ..............................        231          0           0         0         0         0
INTACOEQUIPMENT RENTALS ..........................      1,010          0           0         0         0         0
INTERTRADE CARIBE CORP ...........................        231          0           0         0         0         0
J A MALDONADO ASSOC ..............................        900          0           0         0         0         0
JOSE LUIS MERCED .................................        132          0           0         0         0         0
LA CASA DE LOSO  TORNILLOS .......................        231          0           0         0         0         0
LDG TECHNICAL SERV ...............................        582          0           0         0         0         0
LOS COLOBOS SECURITY .............................        340          0           0         0         0         0
MIGUELITO ASPHALT ................................        582          0           0         0         0         0
MULTIVENTAS Y SERVICIOS ..........................        187          0           0         0         0         0
MY FUTURE CONSTRUCTION ...........................        275          0           0         0         0         0
NATIONAL CERAMICS CORP ...........................        242          0           0         0         0         0
NORTH CITY POLICE ................................        275          0           0         0         0         0
PANEUX CORPORATION ...............................      1,449          0           0         0         0         0
PATENT CONSTRUCTION SYS ..........................        329          0           0         0         0         0
PRIDE ARCHITECTUAL SERV ..........................        417          0           0         0         0         0
SANTIAGO METAL ...................................        878          0           0         0         0         0
SPECIAL WELDING AND MARINE .......................      2,657          0           0         0         0         0
OTONE&WEBSTER ....................................        406          0           0         0         0         0
STRONGWELL .......................................        373          0           0         0         0         0
TECNO MARMOL INC .................................      1,065          0           0         0         0         0
THREE RRR CONSTR .................................      1,263          0           0         0         0         0
TICS CONSTRUCTION ................................        549          0           0         0         0         0
UNIQUE 1 .........................................        110          0           0         0         0         0
WAYNE DALTON CORP ................................        494          0           0         0         0         0
WOOD MARKET ......................................        220          0           0         0         0         0
VARIOS ...........................................      4,765          0           0         0         0         0
ACERO CENTRO SA DE C.V ...........................          0          0           0         0         0         0
ACERO INDUSTRIAL DE MEXICO, ......................          0          0           0         0         0         0
ACEROS SAN LUIS, S.A. DE C.V .....................          0          0           0         0         0         0
ACEROS TEPOTZOTLAN S.A. DE C .....................          0          0           0         0         0         0
ACEROS TULTITLAN, S DE R.L .......................          0          0           0         0         0         0
AGA GAS S.A. DE C.V ..............................          0          0           0         0         0         0
ARKIO DE MEXICO, S.A. DE C.V .....................          0          0           0         0         0         0
CEMENTOS APASCO ..................................          0          0           0         0         0         0
CEMEX COMERCIAL ..................................          0          0           0         0         0         0
CEMEX CONCRETO ...................................          0          0           0         0         0         0
CEMEX MEXICO .....................................          0          0           0         0         0         0
CENTRO FESTER URUAPAN, S.A .......................          0          0           0         0         0         0
CENTRO MODULAR DE POLIESTIRE .....................          0          0           0         0         0         0
CIA FUNDIDORA BRIGAM, S.A. D .....................          0          0           0         0         0         0
CONCRETOS APASCO .................................          0          0           0         0         0         0
CONCRETOS COMPRIMIDOS SAN CR .....................          0          0           0         0         0         0
CONDUCTORES MONTERREY. SA ........................          0          0           0         0         0         0
CRIBAS Y PRODUCTOS METALICOS .....................          0          0           0         0         0         0
DEKOR INTERNACIONAL ..............................          0          0           0         0         0         0
DISTELUB, S.A. DE C.V ............................          0          0           0         0         0         0
DISTRIBUIDORA DE ACERO Y FIE .....................          0          0           0         0         0         0

                                       16

                                                         Amortization of Credits  in Foreign Currency With Foreign
                                                                         Entities (Thousands Of Ps.)
                                                    --------------------------------------------------------------
                                                                                Time Interval
                                                      ------------------------------------------------------------
 Type / Credit                                        Current      Until       Until     Until     Until     Until
 Institution                                             Year     1 Year     2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------
ELECTRICA SAN MIGUEL DE MEXI .....................          0          0           0         0         0         0
ESTRATEGIA EN VENTAS IND. S ......................          0          0           0         0         0         0
EUREKA, S.A. DE C.V ..............................          0          0           0         0         0         0
EXXON MOBIL MEXICO, S.A. DE ......................          0          0           0         0         0         0
FABRICACIONES INDUSTRIALES T .....................          0          0           0         0         0         0
FABRIGAS DE CHIAPAS, S.A. DE .....................          0          0           0         0         0         0
FANOSA DEL PACIFICO. S.A. DE .....................          0          0           0         0         0         0
FERRETERIA LA FRAGUA, S.A. D .....................          0          0           0         0         0         0
GAMU, S.A. DE C.V ................................          0          0           0         0         0         0
GARCIA MENDEZ MARIO ..............................          0          0           0         0         0         0
GASES Y PROTECCIONES DEL SUR .....................          0          0           0         0         0         0
GCC CEMENTO ......................................          0          0           0         0         0         0
GE SISTEMAS MEDICOS ..............................          0          0           0         0         0         0
GOMEZ SERRANO GUSTAVO ............................          0          0           0         0         0         0
GRUPO INT.DE DISENO Y FAB. D .....................          0          0           0         0         0         0
GRUPO BASTIDA CAMIONEROS, S ......................          0          0           0         0         0         0
GUSTAVO A. VARGAS CABRERA ........................          0          0           0         0         0         0
HILTI MEXICANA SA ................................          0          0           0         0         0         0
KOCH MATERIALES MEXICO, S.A ......................          0          0           0         0         0         0
LARA MARTINEZ MARIA DEL PILA .....................          0          0           0         0         0         0
LATINOAMERICANA DE CONCRETOS .....................          0          0           0         0         0         0
LINCON ELECTTRIC MEXIVANA, S .....................          0          0           0         0         0         0
LLANTERA SAN ANTONIO S.A. DE .....................          0          0           0         0         0         0
MADERAS VIVAR, S.A. DE  C.V ......................          0          0           0         0         0         0
MANGUERAS Y CONEXIONES VAZQU .....................          0          0           0         0         0         0
MAQUINAROA DIESEL, S.A. DE C .....................          0          0           0         0         0         0
MARGAY, S. A .....................................          0          0           0         0         0         0
MARTINEZ MIRANDA ARTURO ..........................          0          0           0         0         0         0
MEXICANA DE LUBRICANTES ..........................          0          0           0         0         0         0
MEXICANA DE PRESFUERZO ...........................          0          0           0         0         0         0
NACIONAL DE CONDUCTORES ELEC .....................          0          0           0         0         0         0
PATRICIO SORDO, S.A. DE C.V ......................          0          0           0         0         0         0
PEREZ ROSALES GUILLERMINA ........................          0          0           0         0         0         0
PERI CIMBRAS Y ANDAMIOS, S.A .....................          0          0           0         0         0         0
PLEZA ANAHUAC, S.A. DE C.V .......................          0          0           0         0         0         0
PRODUCTOS DE CONSUMO RESISTO .....................          0          0           0         0         0         0
PRODUCTOS ELECTRICOS Y FERRE .....................          0          0           0         0         0         0
RENTA DE PIPAS ...................................          0          0           0         0         0         0
REYES VARGAS JAIME ...............................          0          0           0         0         0         0
SANITARIOS, AZULEJOS Y RECUB .....................          0          0           0         0         0         0
SIKA MEXICANA, S.A. DE C.V .......................          0          0           0         0         0         0
SINDICATO DE TRABAJADORES DE .....................          0          0           0         0         0         0
SUMINIST. Y SERV. PARA LA CO .....................          0          0           0         0         0         0
TUBERIAS Y SANITARIOS DEL CE .....................          0          0           0         0         0         0
TUBOS CONECCIONES Y TANQUES, .....................          0          0           0         0         0         0
TUBOS MONTERREY, S.A. DE C.V .....................          0          0           0         0         0         0
VALSA PANEL, S.A. DE C.V .........................          0          0           0         0         0         0
VENTANAS CUPRUM, S.A. DE C.V .....................          0          0           0         0         0         0
ASFALTOS DE LA FRONTERA ..........................          0          0           0         0         0         0
ATLAS COPCO ......................................          0          0           0         0         0         0
CATERPILLAR AMERICAS CO ..........................      7,453          0           0         0         0         0
CORE DRIL INTERNACIONAL, S.A .....................          0          0           0         0         0         0
ELECTRICOSISTEMAS CUAUHTEMOC .....................          0          0           0         0         0         0
EQUIPOS ELECTRICOS DE BC DE ......................          0          0           0         0         0         0
EXPOMEX INC ......................................        319          0           0         0         0         0
GE SISTEMAS MEDICOS ..............................          0          0           0         0         0         0
GE SUPPLY MEXICO .................................          0          0           0         0         0         0
GENCOR INDUSTRIES, INC ...........................        563          0           0         0         0         0
GENERAC CORP .....................................        190          0           0         0         0         0
IMOCON DE MEXICO .................................          0          0           0         0         0         0
INGERSOLL RAND ...................................        550          0           0         0         0         0
MAQUINARIA DIESEL, S.A. DE C .....................          0          0           0         0         0         0
METLER TOLEDO S.A. DE C.V ........................          0          0           0         0         0         0
MEXTRAC, S. A. DE C.V ............................          0          0           0         0         0         0
OTTO MOTORES, S.A. DE C.V ........................          0          0           0         0         0         0
TAMROCK DE MEXICO ................................          0          0           0         0         0         0
TRACSA ...........................................          0          0           0         0         0         0
VARIOS ...........................................     12,785          0           0         0         0         0
TRANSFORMADORA INDUSTRIAL ........................      3,327          0           0         0         0         0
CARDOZE E LINDO, S.A .............................        791          0           0         0         0         0
HOJALATERIA PANAMA ...............................         77          0           0         0         0         0
MERCANTILE SHIPSTORE .............................        121          0           0         0         0         0
FIBROPAN,  INC ...................................        329          0           0         0         0         0
COMPANIA TEXACO ..................................        242          0           0         0         0         0

                                       17

                                                         Amortization of Credits  in Foreign Currency With Foreign
                                                                        Entities (Thousands Of Ps.)
                                                    --------------------------------------------------------------
                                                                                Time Interval
                                                      ------------------------------------------------------------
 Type / Credit                                        Current      Until       Until     Until     Until     Until
 Institution                                             Year     1 Year     2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------

ADITIVOS, S.A ....................................        110          0           0         0         0         0
ABB DE MEXICO S.A. DE C.V ........................      4,298          0           0         0         0         0
ABB TRAFO , S.A ..................................      3,206          0           0         0         0         0
AISLANTES MINERALES. S.A. DE .....................          0          0           0         0         0         0
ANDAMIOS ATLAS, S.A. DE C.V ......................          0          0           0         0         0         0
BRIMSTONE INSTRUMENTATION ........................          0          0           0         0         0         0
CEMEX CONCRETOS, S.A. DE C.V .....................          0          0           0         0         0         0
CIA. INGERSOLL DRESSER PUMP ......................      2,679          0           0         0         0         0
CSJ RECUBRIMIENTOS SA DE CV ......................          0          0           0         0         0         0
COMERCIALIZADORA INDUSTRIAL ......................          0          0           0         0         0         0
COMPANIA MADERERA, S.A. DE C .....................          0          0           0         0         0         0
CONTROL COMPONENTS INC ...........................        999          0           0         0         0         0
CONSTRUSISTEMS, S.A. DE C.V ......................          0          0           0         0         0         0
COOPER, S.A. DE C.V ..............................          0          0           0         0         0         0
CORPAC STEEL PRODUCTS, CORP ......................      1,107          0           0         0         0         0
DEGREMONT ........................................          0          0           0         0         0         0
DELTA UNIBUS .....................................      1,056          0           0         0         0         0
DISTRIBUIDORA TAMEX, S.A, DE .....................          0          0           0         0         0         0
ELECTRICO, S.A. DE C.V ...........................          0          0           0         0         0         0
ELECTROMECANICA PROT MEX, S ......................          0          0           0         0         0         0
ELECTRONICA INDUSTRIAL MONCL .....................          0          0           0         0         0         0
FERRETERIA TICOS, S.A. DE C ......................          0          0           0         0         0         0
FLOWSERVE S.A. DE C.V ............................      1,893          0           0         0         0         0
GLEGG WATER ......................................      1,737          0           0         0         0         0
HAMON COOLING TOWER, INC .........................     23,166          0           0         0         0         0
HEATEC, INC ......................................      3,099          0           0         0         0         0
HEGUES ...........................................        221          0           0         0         0         0
HIBON, INC .......................................          0          0           0         0         0         0
HILTI MEXICANA, S.A. DE C.V ......................          0          0           0         0         0         0
HONEYWELL, S.A. DE C.V ...........................          0          0           0         0         0         0
IMSA, S.A. DE C.V ................................          0          0           0         0         0         0
INDUSTRIAL ALDAKE, S.A. DE C .....................          0          0           0         0         0         0
IMPULSORA INDUSTRIAL MONTERR .....................          0          0           0         0         0         0
IMPULSORA FERRETERA SADA, S ......................          0          0           0         0         0         0
INSTRUMENTOS SERVICE MEXICO, .....................          0          0           0         0         0         0
KREBS ENGM, S.A ..................................      1,052          0           0         0         0         0
LAVISA S.A. DE C.V ...............................          0          0           0         0         0         0
LEON WEILL S.A ...................................          0          0           0         0         0         0
MAGUER, S.A. DE C.V ..............................          0          0           0         0         0         0
MITSUBISHI .......................................      4,102          0           0         0         0         0
MORRIS MATERIAL HANDING ..........................        193          0           0         0         0         0
NAPKO, S.A. DE C.V ...............................          0          0           0         0         0         0
NORTHEN, S.A  DE C.V .............................          0          0           0         0         0         0
PLASTICOS INDUSTRIALES DE TA .....................          0          0           0         0         0         0
PROLEC GE INC ....................................          0          0           0         0         0         0
RISOUL Y CIA., S.A. DE C.V .......................          0          0           0         0         0         0
SULZER S.A. DE C.V ...............................          0          0           0         0         0         0
AISLANTES MINERALES, S.A. DE .....................          0          0           0         0         0         0
WORTHINTONG DE MEXICO, S.A .......................          0          0           0         0         0         0
AGA GAS, S.A. DE C.V .............................          0          0           0         0         0         0
ALFA LAVAL, S.A. DE C.V ..........................          0          0           0         0         0         0
ALPCO, S.A. DE C.V ...............................          0          0           0         0         0         0
ANVIL INTERNATIONAL INC ..........................        340          0           0         0         0         0
A.S.C ............................................          0          0           0         0         0         0
ATWOORD & MORRIL, Co., Inc. ......................        383          0           0         0         0         0
ATLAS COPCO, S.A. DE C.V .........................          0          0           0         0         0         0
AXIS INDUSTRIAL, S.A. DE C .......................          0          0           0         0         0         0
BRACKETT GREEN, Co. ..............................         74          0           0         0         0         0
BRAY VALVULAS DE MEXICO, S.A .....................          0          0           0         0         0         0
CALDERAS MYRGO, S.A. DE C.V ......................          0          0           0         0         0         0
CUMMINS DEXEL ....................................        419          0           0         0         0         0
CUTTLER HAMMER MEXICANA, S.A .....................          0          0           0         0         0         0
DRESSER VALVE  MEXICO, S.A .......................      1,653          0           0         0         0         0
DIGITALIZACION UNIFICADA .........................          0          0           0         0         0         0
ELENCO ...........................................        248          0           0         0         0         0
ELECTROFORJADOS NACIONLAES, ......................          0          0           0         0         0         0
EMERSON, INC .....................................        754          0           0         0         0         0
EQUIPOS Y MAQUINARIA DE PREC .....................          0          0           0         0         0         0
EUROELECTRICA, S.A. DE C.V .......................          0          0           0         0         0         0
FILVAC, INC ......................................        336          0           0         0         0         0
FLARE, S.A. DE C.V ...............................          0          0           0         0         0         0
FLOWSERVE SPAIN ..................................        477          0           0         0         0         0
FLUIDOS TECNICOS, S.A. DE C ......................          0          0           0         0         0         0
GOULDS, S.A. DE C.V ..............................        237          0           0         0         0         0
GRUAS MEXICO, S.A. DE C.V ........................          0          0           0         0         0         0
GRUPO LANWARE, S.A ...............................          0          0           0         0         0         0
GRUPO SEDESYP S.A. DE C.V ........................          0          0           0         0         0         0
IBERDROLA INFRIA Y CONSULTOR .....................          0          0           0         0         0         0
IESS DE MEXICO, S.A. DE C.V ......................          0          0           0         0         0         0
INDUSTRIAL MEXICANA, S.A. DE .....................          0          0           0         0         0         0
INSTRUMENT, Co. ..................................          0          0           0         0         0         0
JACOBS NEDERLAND, B.V ............................          0          0           0         0         0         0
JOSEPH LASKOWASKI ................................        113          0           0         0         0         0

                                       18

                                                         Amortization of Credits  in Foreign Currency With Foreign
                                                                         Entities (Thousands Of Ps.)
                                                    --------------------------------------------------------------
                                                                                Time Interval
                                                      ------------------------------------------------------------
 Type / Credit                                        Current      Until       Until     Until     Until     Until
 Institution                                             Year     1 Year     2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------
KSB DE MEXICO, S.A. DE C.V .......................          0          0           0         0         0         0
LAMINA Y PLACA INDUSTRIAL, S .....................          0          0           0         0         0         0
LUBOSA ...........................................          0          0           0         0         0         0
MBT MEXICO, S.A. DE C.V ..........................          0          0           0         0         0         0
MERLIN BATERY ....................................        108          0           0         0         0         0
MIKATO, S.A. DE C.V ..............................          0          0           0         0         0         0
MADERERIA ALIANZA, S.A. DE C .....................          0          0           0         0         0         0
MANUFACTURERA METALMECANICA, .....................          0          0           0         0         0          0
NACIONAL DE CONDUCT. ELECTRI .....................          0          0           0         0         0         0
PREMIER MATERIALS INCORPORA ......................        510          0           0         0         0         0
ROGERS MACHINERY COMPANY, I ......................          0          0           0         0         0         0
R.O.T. INC .......................................        422          0           0         0         0         0
ROVASA, S.A. DE C.V ..............................          0          0           0         0         0         0
SELMEC, S.A ......................................          0          0           0         0         0         0
SQUARE D. S.A. DE C.V ............................          0          0           0         0         0         0
STEEL MART, S.A. DE C.V ..........................          0          0           0         0         0         0
SCHNEIDER ELECTRIC SA DE CV ......................          0          0           0         0         0         0
TECNOLOGOS DE GAS, S.A. DE C .....................          0          0           0         0         0         0
UNITHERM DE MEXICO, S.A. DE ......................          0          0           0         0         0         0
VALVULAS DE CALIDAD MONTERRE .....................          0          0           0         0         0         0
VIVENDI WATER SYSTEMS DE ME ......................          0          0           0         0         0         0
XOMOX CHIHUAHUA, S.A. DE C.V .....................          0          0           0         0         0         0
SWECOMEX S.A. DE C.V .............................          0          0           0         0         0         0
TECH FERRANTI PACKARD DE MEX .....................        149          0           0         0         0         0
TROOP Y CIA., S.A. DE C.V ........................          0          0           0         0         0         0
TUBE AMERICA, INC ................................      2,624          0           0         0         0         0
TUBOS DE ACERO DE MEXICO, S ......................          0          0           0         0         0         0
TYCO, S.A. DE C.V ................................          0          0           0         0         0         0
UNIVERSAL COMPRESSION, Co. .......................      5,584          0           0         0         0         0
VOLTRAN Co. ......................................          0          0           0         0         0         0
VYCMEX METRO, S.A. DE C.V ........................          0          0           0         0         0         0
W. INDUSTRIES ....................................      2,949          0           0         0         0         0
WALWORTH VALVULAS, S.A. DE C .....................          0          0           0         0         0         0
WESCO INTERNATIONAL,INC ..........................        824          0           0         0         0         0
WESTERN STATES CONTROLS, LLC .....................        501          0           0         0         0         0
WESTINGHOUSE, INC ................................        880          0           0         0         0         0
OTROS ............................................     14,334          0           0         0         0         0
HITACHI AMERICA, LTD .............................     27,779          0           0         0         0         0
AQUATECH INTERNATIONAL CO ........................        593          0           0         0         0         0
SERVENT TRENT SERVICES ...........................        400          0           0         0         0         0
SWECOMEX, S.A. DE C.V ............................          0          0           0         0         0         0
HIYDROCHEM INTERNATIONAL, IN .....................        363          0           0         0         0         0
OTROS ............................................        802          0           0         0         0         0
RAFYTEK ..........................................          0          0           0         0         0         0
GALAZ COMEZ MORFIN ...............................          0          0           0         0         0         0
MIB SERVICIOS ....................................          0          0           0         0         0         0
AGROPEC SN BUENAVENTURA ..........................          0          0           0         0         0         0
TELEFONOS DE MEXICO ..............................          0          0           0         0         0         0
VERSAFLEX ........................................          0          0           0         0         0         0
CONSULTORES EN SEG PRIV ..........................          0          0           0         0         0         0
SERVITEK .........................................          0          0           0         0         0         0
DICONSA ..........................................          0          0           0         0         0         0
REPRESENTACION JURIDICA ..........................          0          0           0         0         0         0
FAX MEXICO .......................................          0          0           0         0         0         0
METTLER TOLEDO ...................................          0          0           0         0         0         0
TURISMO VEMAR ....................................          0          0           0         0         0         0
FORMAS Y SISTEMAS ................................          0          0           0         0         0         0
LUZ Y FUERZA DEL CENTRO ..........................          0          0           0         0         0         0
QUALITA DE MEXICO ................................          0          0           0         0         0         0
ASESORIA Y ASISTENCIA EMPRES .....................          0          0           0         0         0         0
DIVERSOS .........................................          0          0           0         0         0         0
MAQUINARIA LIGERA EQUINTER .......................          0          0           0         0         0         0
AMECO SERVICES ...................................          0          0           0         0         0         0
BAAN MEXICO ......................................          0          0           0         0         0         0
BEREAU VERITAS ...................................          0          0           0         0         0         0
PROEVEEDORES DE RODIO Y KRON .....................    539,031          0           0         0         0         0
VARIOS MENORES ...................................          0          0           0         0         0         0
                                                   ---------------------------------------------------------------
TOTAL SUPPLIERS ..................................    712,331          0           0         0         0         0
OTHER CURRENT LIABILITIES
 AND OTHER CREDITS ...............................    523,002     75,092      17,374     7,196         0         0
                                                   ---------------------------------------------------------------
TOTAL ...................... .....................  1,468,543  1,174,919     181,297    85,817    85,644   943,362
                                                   ===============================================================


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)
                              ANNEX 6 CONSOLIDATED

                                            DOLARS (1)             OTHER CURRENCIES      TOTAL
               TRADE BALANCE              THOUSANDS OF               THOUSANDS OF     THOUSANDS OF
                                       ---------------------      ------------------   ------------
                                        DOLARS      PESOS           DOLARS      PESOS     PESOS
------------------------------------------------------------------------------------------------
TOTAL ASSETS .......................     302,001   3,325,037           0           0   3,325,037
LIABILITIES POSITION ...............     493,554   5,441,988           0           0   5,441,988
  SHORT TERM LIABILITIES POSITION        331,168   3,651,726           0           0   3,651,726
  LONG TERM LIABILITIES POSITION         162,386   1,790,262           0           0   1,790,262
                                         -------   ---------           -           -  ----------
NET BALANCE ........................    (191,553) (2,116,951)          0           0  (2,116,951)

NOTES
EXCHANGE RATE:
ACTIVOS 10.98
PASIVOS 11.00

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing


                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)
                                     ANNEX 7

                                             (ASSET)
                           MONETARY        LIABILITIES               MONTHLY
                   ----------------------    MONETARY     MONTHLY   (PROFIT)
MONTH              ASSETS     LIABILITIES    POSITION    INFLATION  AND LOSS
----------------------------------------------------------------------------
JANUARY .......    8,079,223   10,242,723    2,163,500      0.00     8,654

FEBRUARY ......    8,542,228   10,202,228    1,660,000      0.00     4,482

MARCH .........    8,414,206   10,030,039    1,615,833      0.00     7,756

APRIL .........    7,814,956    9,655,924    1,840,968      0.00     5,707

MAY ...........    7,671,490    9,420,278    1,748,788      0.00    (5,771)

JUNE ..........    7,531,839    9,512,109    1,980,270      0.00     7,327

JULY ..........    7,557,062    9,498,937    1,941,875      0.00    (3,107)

AUGUST ........    7,557,774    9,485,015    1,927,241      0.00     5,589

SEPTEMBER .....    8,096,585   10,233,056    2,136,471      0.01    14,528

ACTUALIZATION:             0            0            0      0.00       356

CAPITALIZATION:            0            0            0      0.00         0

FOREIGN CORP.:             0            0            0      0.00         0

OTHER .........            0            0            0      0.00         0

--------------------------------------------------------------------------
T O T A L .....                                                     45,521
--------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

            BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)
                                     ANNEX 8

              FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE


CONVERTIBLE SUBORDINATED DEBENTURE DUE 2004

     THE COMPANY MAY NOT CONSOLIDATE WITH OR MERGE INTO ANY OTHER CORPORATION OR TRANSFER ALL OR SUBSTANTIALLY ALL OF ITS ASSETS TO ANY PERSON UNLESS, AFTER GIVING EFFECT TO SUCH TRANSACTION, NO EVENT OF DEFAULT SHALL HAVE OCCURRED AND BE CONTINUING AND THE CORPORATION FORMED BY SUCH CONSOLIDATION OR INTO WHICH THE COMPANY IS MERGED OR THE CORPORATION WHICH ACQUIRES ALL OR SUBSTANTIALLY ALL OF ITS ASSETS ASSUMES ALL THE OBLIGATIONS OF THE COMPANY UNDER THE DEBENTURES AND THE INDENTURE

THE FOLLOWING WILL BE EVENTS OF DEFAULT UNDER THE INDENTURE:

     A DEFAULT IN THE PAYMENT OF PRINCIPAL OF (OR PREMIUM, IF ANY, ON) ANY DEBENTURE AT ITS MATURITY; AND THE CONTINUATION OF SUCH DEFAULT FOR A PERIOD OF 30 DAYS.


     A DEFAULT IN THE PERFORMANCE OF ANY COVENANT OF THE COMPANY IN THE INDENTURE AND THE CONTINUATION OF SUCH DEFAULT FOR A PERIOD OF 60 DAYS AFTER NOTICE OF SUCH DEFAULT HAS BEEN SENT TO THE COMPANY;

     A DEFAULT IN THE PAYMENT OF PRINCIPAL IN 5 DAYS AFTER AT ITS MATURITY, OR PREMIUM, IF ANY ON IN 7 DAYS AFTER AT ITS MATURITY.



     THE MEXICAN GOVERNMENT OR ANY AGENCY OR INSTRUMENTALITY THEREOF NATIONALIZES, SEIZES OR EXPROPRIATES ALL OR A SUBSTANTIAL PORTION OF THE ASSETS OF THE COMPANY AND ITS SUBSIDIARIES, TAKEN AS A WHOLE, OR OF THE SHARES OF THE COMPANY, OR THE MEXICAN GOVERNMENT OR ANY AGENCY OR INSTRUMENTALITY THEREOF ASSUMES CONTROL OF THE BUSINESS AND OPERATIONS OF THE COMPANY AND ITS SUBSIDIARIES, TAKEN AS A WHOLE.


     A DEFAULT UNDER ANY BOND, DEBENTURE, NOTE OR OTHER EVIDENCE OF INDEBTEDNESS FOR MONEY BORROWED BY THE COMPANY OR ANY SUBSIDIARY IN EXCESS OF USD 20 MILLION, THAT HAS BEEN GUARANTEED WITH ANY PROPERTY PAWNED.

     THE COMPANY OR ANY OF ITS MATERIAL SUBSIDIARIES SHALL HAVE, VOLUNTARILY OR INVOLUNTARILY, BY DECREE OR COURT ORDER DECLARED BANKRUPT OR INSOLVENT, ASSIGN A LIQUIDATOR, TRUSTEE OR ASSIGNEE IN BANKRUPTCY OR SIMILAR OFFICIAL AND SUCH INVOLUNTARY DECREE OR ORDER SHALL HAVE CONTINUED UNDISCHARGED AND UNSTAYED FOR A PERIOD OF 60 DAYS.


 A FINAL JUDGMENT OR FINAL JUDGMENTS FOR THE PAYMENT OF MONEY SHALL HAVE BEEN ENTERED BY A COURT OR COURTS OF COMPETENT JURISDICTION AGAINST THE COMPANY OR ANY IF ITS MATERIAL SUBSIDIARIES AND REMAINS UNDISCHARGED FOR A PERIOD OF 60 DAYS, PROVIDED THAT THE AGGREGATE AMOUNT OF ALL SUCH JUDGMENTS AT ANY TIME OUTSTANDING EXCEEDS USD 2O MILLION.


     IT BECOMES UNLAWFUL FOR THE COMPANY TO PERFORM OR COMPLY WITH ITS MATERIAL OBLIGATIONS UNDER THE INDENTURE.

ACTUAL SITUATION OF FINANCIAL LIMITED

      THE COMPANY HAS ACQUIRED U.S. 378.7 MILLION OF CONVERTIBLE DEBENTURES, AT SEPTEMBER 30, 2003 THE OUTSTANDING AMOUNT OF DEBT IS 96.3 MILLION DOLLARS.


     AT SEPTEMBER 30, 2003 THE COMPANY HAVE NOT BREAK THE EVENTS OF DEFAULT.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
                                     ANNEX 9

                                                                           PLANT
                                                                         CAPACITY    UTILIZATION
     PLANT OR CENTER            ECONOMIC ACTIVITY                           (1)         (%)
------------------------------------------------------------------------------------------------
ALMACEN  DE DEP EN VERACRUZ .   STORAGE                                      106      44.35
ALMACEN  DE DEP EN CHIAPAS ..   STORAGE                                       19      30.1
ALMACEN  DE DEP EN MEXICO ...   STORAGE                                      105      12.67
ALMACEN  DE DEP EN PUEBLA ...   STORAGE                                       46      22.91
ALMACEN  DE DEP EN TLAXCALA .   STORAGE                                       54      56.00
ALMACEN  DE DEP EN  YUCATAN .   STORAGE                                       44      58.98
ALMACEN  DE DEP EN  SINALOA .   STORAGE                                        1      54.17
TUNEL ACCESO ACAPULCO .......   OPERATION AND MAINTENANCE OF TUNNEL            3     100.00
OFICINAS GENERALES MAXIPISTAS   OPERATION AND MAINTENANCE CONCESIONARIES       1     100.00
PLAZA GARIBALDI  MEXICO .....   PUBLIC PARKING                             5,875      33.00
PLAZA LIBERTAD  TAMPICO TAMS    PUBLIC PARKING                             6,497      24.00
MONUMENTO A LA MADRE  MEXICO    PUBLIC PARKING                             8,661      17.00
AV. MORELOS  MEXICO .........   PUBLIC PARKING                             5,565      17.00
SIMEX INTEGRACION DE SISTEMAS   COMPUTATIONAL CONTROL SISTEM               2,130     100.00
PLANTA  Y OFICINA CD. ACUNA .   TREATMENT SEWAGE                               1      84.13

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                               MAIN RAW MATERIALS
                                    ANNEX 10

                                                                                          COST
                                                                                DOM.   PRODUCTION
             DOMESTIC                              SUPPLIERS MAIN               SUBST.     (%)
-------------------------------------------------------------------------------------------------
MATERIALES PLASTICOS ........................ INDUSTRIAL CONSTRUCTORA            SI       0.87
TUBERIA , VALVULAS Y ACCESORI ............... TUBE AMERICA                       SI       2.53
ELECTRICAL ROOM ............................. SHNEIDER ELECTRIC                  SI       0.24
MATERIALES CONSUMIBLES ...................... AGA GAS                            SI       0.91
SOLDADURAS Y GASES .......................... SOLD. ABRASIVOS E INSTRM.
PINTURAS .................................... HILTI CASA MAYER
SISTEMAS DE CONTROL ......................... HONEYWELL, S. A.                   SI       8.12
 ............................................ ROVASA MICOSA
MATERIALES Y EQ ELECTRICOS .................. CONDUCTORES MONTERREY, S. A.       SI       2.65
 ............................................ DISTRIBUIDORA TAMEX
 ............................................ CONECTEK, S.A. DE C.V ........
CONSUMIBLES ................................. GPO INDUSTRIAL HEGUES
 ............................................ MANUFACTURERA METAL MECANICA
SISTEMAS DE SEGURIDAD ....................... SISTEMAS INTEGRACIONES             SI       0.09
MATERIALES .................................. VAESA DE MEXICO
 ............................................ SOC ESPECIALIZADA ............     SI       4.95
MADERAS ..................................... MADERERIA CONSOLIDADA              SI       0.09
 ............................................ GUARDIANA MADERAS Y MAT ......
MATERIALES PARA CONSTRUCCION ................ AGA GAS-HILTI                      SI       0.93
CONCRETO .................................... COMERCIALIZADORA FIERRO
ACERO REFUERZO .............................. CONSTRUCTORA ROVASA
MATERIAL DE TERRACERIAS ..................... CONCRETOS APASCCO -COMECOP
INTRUMENTACION .............................. SCHNEIDER ELECTRIC                 SI       0.14
 ............................................ GRUPO IND. HEGUES
 ............................................ PIICSA - COIMSA
ACERO REFUERZO .............................. ANTONIO P HACHE                    SI       0.01
ACERO ESTRUCTURAL ........................... METAL AMERICA                      SI       0.33
AGREGADOS PETREOS ........................... OMALI                              SI       4.85
 ............................................ COMAPA
ELABORADOS DE CONCRETO ...................... KARAY                              SI       0.85
MATERIALES DE ACABADOS ...................... ANTONIO P HACHE                    SI       0.07
ACEITES COMBUSTIBLES Y ...................... M Y R SERVICIO INDUSTRIAL          SI       0.58
 ............................................ AEROSOLES INDUSTRIALES
 ............................................ TERMINACIONES Y ACABADOS
MATERIALES Y EQ ELECTRICO ................... WARREN ELECTRIC                    SI       1.39
 ............................................ P y H ELECTRICA
 ............................................ SUMINISTROS IND. DEL ATLANTICO
LINEAS DE TRANSMISION ....................... MECHANICAL CONTRATORS              SI       8.75
 ............................................ GAS TURBINE GENERATOR ........     NO       1.38
GENERADORES TURBINA DE VAPOR ................ HITACHI SHCRADER CAMARGO           SI       0.74
SISTEMA DE TRATAMIENTO ...................... GEA ENERGY SISTEM                  SI       0.83
TRANSFORMADORES ............................. SCHNEIDER ELECTRIC                 SI       0.20
ANCLAS ...................................... MET FABRICACION Y EDIFICACIONES    SI       0.63
MATERIAL ESTRUCTURAL ........................ METALICA FABRICACIONES             SI       0.46
TUBERIAS Y CONEXIONES ....................... BRAY VALVULAS - TAMSA              SI       3.56
TUBERIA DE ACERO AL CARBON .................. BOHLER
 ............................................ AISLANTES Y MINERALES
 ............................................ EMPAQUES Y VALVULAS IND
 ............................................ TECTROL - EMERSON


                                                                                        COST
                                                MAIN                           DOM.   PRODUCTION
                  FOREIGN                     SUPPLIERS                       SUBST.      (%)
-------------------------------------------------------------------------------------------------
EQUIPOS DE TRANSFORMADORES .................. VA TECH IEMSA                      NO       0.5
SUBESTACION ................................. CUTLER HAMMER
SISTEMAS DE CONTROL ......................... REDES LAN WAN-WESCO
EQUIPOS MECANICOS
BOMBAS ...................................... SOLAR TURBINES                     NO       6.98
INTERNOS DE TORRES .......................... FLOWSERVE
TRATAMIENTO DE AGUA ......................... ATLAS TGO
EQUIPOS COMPRESORES ......................... ALSTOM T& D
BOMBAS CENTRIFUGAS .......................... HIBON, INC.
 ............................................ SWECOMEX
 ............................................ HARMON COOLING TOWERS
MATERIALES Y EQ ELECTRICOS .................. WARREN ELECTRIC                    NO       1.13
 ............................................ PRIORITY
POTENCIA 5KV ................................ WESCO
 ............................................ MITSUBISHI
INTRUMENTACION .............................. BRIMSTONE ENGINEERING SERV         NO       1.67
 ............................................ TECO WESTINGHOUSE
ANALIZADORES ................................ CEMS - SIMEX
 ............................................ SIEMENS -TESCO
 ............................................ LAN WAN
BLACK START ................................. RUST POWER                         NO       1.33
FIRE PROTECTION PPUMP ....................... EXCELTEC                           NO       1.43
GAS TURBINE ................................. BRADEN MANUFACTURING INC ...       NO       1.38
STEAM TURBINE GENERATOR ..................... EQUIPOS Y MAQUINARIA DE PREC       NO       1.49
HEAT RECOVERY STEAM GENE .................... SWECOMEX - HORIBA INTRUMENTS       NO       2.68
INTERCAMBIADORES DE CALOR ................... SWECOMEX                           NO       1.75
CONDENSATE SISTEM ........................... FLOWSERVE                          NO       2.80
INSTRUMENTOS DE PRESION ..................... NOVO PIGNONE                       NO       0.17
FUEL OIL STORAGE & DISTRIBUTION ............. DESARROLLO DE PROCESOS             NO       0.99
WASTE WATER TREATMENT ....................... AQUATECH INTERNATIONAL             NO       0.58
SEAWATER TREATMENT .......................... JOHNSON MARCH SYSTEM EXC           NO       1.82
SEA WATER CIRCULATION ....................... BRACKET GREEN                      NO       0.08
TRAVELING SCREEN SISTEM ..................... BRACKET GREEN                      NO       0.18
UG FIRE PROTECTION AND DRAINS ............... ITT INDUSTRIES                     NO       0.25
TRANSFORMERS ................................ ABB TRAFO                          NO       1.44
BOMBAS y CENTRIFUGAS ........................ WORTHINGTON - FLOWSERVE            NO       1.35
FIBER GLASS ................................. GPO NORGAM                         NO       0.49
VALVULAS Y TUBERIAS ......................... TUBE AMERICA INC                   NO       6.15
MATERIALES Y EQ ELECTRICOS .................. WARREN ELECTRIC
 ............................................ WESCO INTERNATIONAL
 ............................................ MOGAS INDUSTRIES
 ............................................ REXEL SUMERS .............         NO       6.48
PANELES DE CONTROL Y TABLEROS ................FISHER ROSEMOUNT                   NO       0.24
CONSUMIBLES ................................. WARREN ELECTRIC                    NO       0.23
TUBERIAS Y CONEXIONES ....................... TUBE AMERICA INC                   NO       1.78
TUBERIA DE ACERO AL CARBON .................. PREMIER MATERIALS
 ............................................ R.O.T. INC
EQUIPOS ..................................... ABB TRAFO - PROTMEX - ATLAS        NO       0.65
 ............................................ ALFA LAVAL-PCIISA-PENBERTH

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11
                                 DOMESTIC SELLS

                     TOTAL PRODUCTION       NET SELLS        MARKET              MAIN
                     ----------------    -----------------    SHARE   ----------------------------
MAIN PRODUCTS        VOLUME   AMOUNT     VOLUME    AMOUNT      (%)     TRADEMARKS COSTUMERS
------------------------------------------------------------------------------------------------------
CONSTRUCTION.... ....       3,575,758            3,895,197 ...................... PUBLIC SERVICE,PEMEX
ALMACENADORA SUR ....          60,943               79,617 ...................... VARIOUS
REAL STATE AND HOUSING        500,140              566,094 ...................... PUBLIC
CONCESSIONARIES .....         118,036              167,723 ...................... STATES GOBERMENTS
                             ------------------------------
T O T A L ....... ...       4,254,877            4,708,631


                          SELLS DISTRIBUTION BY PRODUCT
                                    ANNEX 11
                                 DOMESTIC SELLS


                     TOTAL PRODUCTION       NET SELLS                         MAIN
                     ----------------    -----------------            ---------------------
MAIN PRODUCTS        VOLUME   AMOUNT     VOLUME    AMOUNT     DESTINY  TRADEMARKS COSTUMERS
-------------------------------------------------------------------------------------------
CONSTRUCTION .......                             1,655,120    ESPANA Y LATINOAMER VARIOUS
CONCESIONARIES .....                               189,063    LATINOAMERICA       PANAMA
                                                ----------
T O T A L .........                              1,844,183

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
                          CHARACTERISTICS OF THE SHARES

                                              NUMBER OF SHARES
                             ---------------------------------------------------      CAPITAL STOCK
          NOMINAL  VALID      FIXED        VARIABLE                     FREE      (Thousands of Pesos)
SERIES    VALUE    CUPON     PORTION       PORTION       MEXICAN     SUSCRIPTION    FIXED   VARIABLE
-----------------------------------------------------------------------------------------------------
1/92                 8     409,679,016                 409,679,016                 452,763
2/92                 8      25,292,271   183,239,571    25,292,271   183,239,571    27,952   202,509
3/00                 8                     3,350,575                   3,350,575               3,704
-----------------------------------------------------------------------------------------------------
TOTAL                      434,971,287   186,590,146   434,971,287   186,590,146   480,715   206,213

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
  621,561,433

SHARES PROPORTION BY :
CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

                             REPURCHASED OWN SHARES
 ---------------------------------------------------------------------
            NUMBER OF   PROMEDIO VALUE      MARKET VALUE OF THE SHARE
   SERIES    SHARES     AT REPURCHASE             AT QUARTER
   ------   ---------   --------------      -------------------------
     0         0            0.00000                 1.95000

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS


STOCK EXCHANGE CODE: ICA                                    QUARTER:3 YEAR: 2003
EMPRESAS ICA SOCIEDAD CONTROLADORA, S.A. DE C.V.                  Final Printing

                              PROYECTS INFORMATION
                                    ANNEX 13


LONG TERM FINANCING FOR THE EL CAJON HYDROELECTRIC PROJECT

     As of September 30, 2003, CIISA, the construction consortium for the El Cajon hydroelectric project, had drawn US$ 52 million of the US$ 90 million bridge loan provided by WestLB; to date, the amount has increased to US$ 67.3 million. The El Cajon project is advancing according to schedule. Negotiations continue for the long-term financing of US$ 682.38 million, which is expected to be comprised of a bond placement of up to US$ 225 million and a syndicated loan of US$ 458 million. The proposed financings have received BBB- and Baa3 ratings from Standard & Poor's and Moody's, respectively. The ratings are based principally on the creditworthiness of CFE and its support on the project, as well as the mitigation of construction and financial risks for the duration of the construction period. ICA expects the long-term financing to be completed by the end of November.